Exhibit 99.3

tuya


AI

# 2025

# Environmental, Social and Governance (ESG) Report

Tuya Inc.

Stock Code **NYSE: TUYA; HKEX:2391**

# Content

# About this Report

## Overview

This report is the fourth environmental, social and governance report (hereinafter referred to as the "ESG" report) issued by Tuya Inc. and its subsidiaries (hereinafter referred to as the "Company", "Tuya" or "We"), which is aimed at all stakeholders of the Company, and focuses on disclosing Tuya's management, practices and performance in terms of environmental, social and governance aspects.

## Reporting Period

Unless otherwise stated, the period covered by this report is from January 1, 2025 to December 31, 2025 (the Reporting Period). To ensure completeness, certain information may extend beyond or precede the Reporting Period.

## Reporting Scope and Boundaries

This report defines the organizational boundary based on the principle of materiality. Since the proportion of revenue from overseas companies is not material, the environmental data disclosed in this report does not include those of overseas companies. Unless otherwise specified, all substantive contents involved in this report are consistent with the reporting boundary of the Company's annual report.

## Basis of Preparation of the Report

This report has been mainly prepared in accordance with the *Environmental, Social and Governance Reporting Code ("ESG Reporting Code")* set out in *Appendix C2* of the *Main Board Listing Rules* of The Stock Exchange of Hong Kong Limited (hereinafter referred to as the "Stock Exchange of Hong Kong"), and relevant provisions based on principles of materiality, quantitative and consistency.

## Source of Information and Assurance of Reliability

The information and data disclosed in this report are derived from the Company's statistical data, relevant documents and internal communication files, as well as system records. The Company assures that this report does not contain any false records or misleading statements, and is responsible for the authenticity, accuracy and completeness of the contents.

## Confirmation and Approval

Upon confirmation by the management, this report was approved by the Board of Directors on March 2, 2026.

## Access to the Report

This report has been written in traditional Chinese and English. The electronic version is published on the "Investor Relations" section of the Company's official website (https://ir.tuya.com/) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk). In case of any inconsistency between the Chinese and English versions of this report, the English version shall prevail.

## Contact Information

We attach great importance to the opinions of stakeholders and welcome readers to email us at ir@tuya.com. Your comments will help us further improve this report and enhance our ESG performance.

# Message from the Chairman

At a new starting point marked by the deep integration of the digital and physical worlds, Tuya is leveraging generative artificial intelligence, cloud computing, and spatial intelligence as core engines to drive a profound transformation—one centered on efficiency, sustainability, and green development—together with our global ecosystem partners.

We are not only builders of a technology ecosystem, but also co-creators of a sustainable future. As a participant in the United Nations Global Compact, we continuously internalize globally recognized ESG principles into our corporate governance and innovation DNA. Together with our value chain partners, we advance industrial intelligence and low-carbon transformation, striving to harness the power of technology to create a sustainable future where technology and nature coexist in deep harmony.

We have constructed a governance system characterized by clear responsibilities and efficient collaboration, continuously strengthening the Board of Directors' functions in strategic oversight and risk control. We deeply integrate business ethics, integrity, and ESG principles into our business operations and strategic decision-making. By establishing a robust risk management framework covering identification, assessment, mitigation, and monitoring, and by rigorously overseeing anti-corruption measures and fostering a culture of integrity, we have built a solid defense for compliant operations, supporting the Company's long-term stable development and safeguarding stakeholder interests.

Tuya is committed to creating sustainable value through leading-edge technology and exceptional services. With a focus on intelligence and low-carbon solutions, we deeply integrate AI and IoT technologies to launch innovative solutions, including AI-empowered Home Energy Management Systems (HEMS) and green low-carbon store solutions, helping clients significantly enhance energy efficiency and reduce operating costs. We have built a quality assurance system covering the entire product life cycle and protect our innovation through a systematic intellectual property management system. Regarding customer rights, we continuously optimize an integrated, customer-centric collaboration mechanism across sales, product, and customer service, deepening AI applications to improve response speed and service experience, providing clients with professional and reliable all-around support.

We are dedicated to embedding sustainability into every link of the value chain and industry ecosystem, striving to build a responsible and resilient business ecosystem. We have established a management system covering the entire supplier life cycle, deeply integrating ESG requirements into cooperation and assessment to actively drive the green transformation and capacity building of the supply chain. We actively collaborate with global partners to participate in standard-setting and climate governance through industry exhibitions, technology competitions, and international summits, jointly promoting the prosperity and sustainability of the industrial ecosystem.

Deeply recognizing the importance of green development, Tuya is committed to comprehensively integrating low-carbon principles into corporate operations. We continue to refine our environmental management system, strictly complying with relevant laws and regulations, and actively responding to domestic and international climate-related initiatives and disclosure standards. By conducting climate resilience assessments, we systematically identify, manage, and address climate-related risks and opportunities, effectively enhancing our climate adaptation capabilities. We focus on environmental compliance and operational carbon reduction, striving to achieve harmonious coexistence between corporate growth and ecological benefits through innovative solutions for energy and resource conservation.

Tuya views talent as its most valuable asset and is committed to building a globally competitive human resource system. Strictly adhering to international labor standards, we foster a fair, transparent, and inclusive workplace environment to protect the legal rights of all employees. We provide a broad platform for professional growth, implementing multi-dimensional training mechanisms covering general skills, professional expertise, and leadership development to help employees realize their self-worth. We prioritize employee physical and mental health, continuously enhancing the sense of belonging and well-being through regular safety management, multi-dimensional communication channels, and rich cultural activities. In 2025, we were honored with the "Sirius Award for Human Resources in China – Best Employer Brand in the High-Tech Industry".

Looking ahead, Tuya will continue to leverage technological innovation as a sustained driving force, breaking new ground in the integration of AIoT, smart energy, and spatial intelligence. We are committed to deeply empowering the digital and low-carbon transformation of global customers and partners through more efficient and green products and solutions. We stand ready to work alongside all stakeholders to use technology as a driving force, co-creating a new vision of sustainable development that is intelligence-driven, green, inclusive, and enduring.

Chairman of Tuya

Xueji Wang

# About Tuya

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider dedicated to bringing AI into life. By leveraging general-purpose AI Agent engines such as its AI Agent development platform and the "TuyaOpen" open-source development framework, Tuya integrates multi-modal AI capabilities to lower the barrier to AI development, accelerating the adoption of an AI-driven lifestyle and accelerating the deep integration of AI with the physical world. With capabilities in cloud computing and spatial intelligence, Tuya provides brand-new AI-powered solutions for the physical world and an open and neutral global ecosystem for developers of smart devices and commercial applications across various industries. This has fostered a vibrant global developer community of brands, OEMs, AI agents, system integrators, and independent software vendors working together to build a smart solutions ecosystem characterized by green and low-carbon development, security, efficiency, agility, and openness.

As of December 31, 2025, the Tuya AI Cloud Developer Platform had over 1,801,000 registered developers from more than 200 countries and regions.

**Our vision:**
The Global Leading AI Cloud Platform Service Provider

**Our mission:**
Build an AIoT Developer Ecosystem, Enable Everything to Be Smart

**Our hope:**
Smart Life, Smart Living

## The Company's Development Milestones

### 2014
- Tuya founded

### 2015
- Release of IoT public cloud
- The U.S. subsidiary established

### 2016
- First Fortune 500 customer
- Release of IoT cloud platform, designed to enable development of IoT App interface in 1 minute, OEM App in 10 minutes and smart devices for mass production in 15 days

### 2017
- 1+ million peak monthly deployments of IoT PaaS

### 2018
- 4+ million peak monthly deployments of IoT PaaS
- Release of self-service portal for IoT PaaS

### 2019
- 10+ million peak monthly deployments of IoT PaaS
- Established subsidiaries in Japan, India, Germany and Colombia

### 2020
- 1+ million peak daily deployments of IoT PaaS
- Release of the latest IoT cloud platform
- Introduction of Industry SaaS

### 2021
- Listing on the New York Stock Exchange
- Around 184 million smart devices deployment of IoT PaaS throughout the year, becoming the world's largest IoT PaaS provider

### 2022
- Official launch of the Cube Smart Private Cloud Solution
- Listing on the Main Board of the Hong Kong Stock Exchange to complete the dual primary listing

### 2023
- A significant launch of PaaS 2.0, empowering global developers to enhance product competitiveness
- The all-new Home Energy Management System (HEMS), addressing the "last mile" of intelligent energy consumption load

### 2024
- Officially joined the United Nations Global Compact
- Developed a full-chain intelligent solution for energy generation, storage, management, and utilization
- The cloud developer platform has undergone a comprehensive iterative upgrade, fully embracing the AI era

### 2025
- Launched four AIoT technology engines: the AI Agent Development Platform, Tuya.AI, TuyaOpen, and HEDV, to advance the deep integration of AI and IoT
- Upgraded the AI-driven smart energy solution, achieving intelligent energy management through AI energy insights, energy-saving strategies, and energy bill optimization

## Annual Honors

**Included into the Sustainability Yearbook (China Edition)**
S&P Global

**"2025 AI Gravity List - The Most Transformative Innovators in AI+" Smart Hardware Award**
Downtown News

**The first batch of strategic partners of the United Nations Climate Solutions (Digitalization) Platform worldwide**
The 30th Conference of the Parties of the United Nations Framework Convention on Climate Change

**2025 Forbes China Top 50 Artificial Intelligence Technology Enterprises**
Forbes China

**Amazon Web Services 2025 Partner Award**
Amazon Web Services

**2025 Technology Ecosystem Builder Award**
InfoQ Geek Media

# ESG Performance Highlights

## Building on Robust Governance for Long-Term Growth

**Established a top-down ESG governance framework with clear roles and responsibilities**

The Board of Directors consists of
**8** directors

Including

Independent directors **4**

Accounting for **50%** of the board

Female director **1**

All directors have received relevant training according to the annual training plan, totaling
**18** hours

Business ethics training reached **3,490** hours

An average of **2.5** hours per person

The business ethics training coverage rate for directors and employees reached
**100%**

## Driving Intelligent Innovation for a Connected Future

Completed

Security review reports **200**

Security testing reports **207**

Conducted information security training sessions with a total of
**1,614** attendances

Training coverage rate
**100%**

Valid patents **734**

Authorized trademarks. **1,558**

Successfully passed the annual audit of ISO 9001 certification with the audit result of
**"zero non-conformity"**

Customer complaint response rate and resolution rate both reached
**100%**

## Collaborating Across Value Chains for Shared Responsibility

Conducted monthly supplier performance assessments for **962** suppliers in times

Coverage of all trading suppliers within the month **100%**

Onsite audits in times for suppliers in the Qualified Supplier List **38**

Completion of the annual plan **100%**

Provided specialized quality empowerment for
**41** suppliers in times

**Focused on social low-carbon transition and serving diverse communities to develop a series of innovative products and services**

**Actively participated in and attended various industry flagship events, with innovative products and services receiving wide recognition**

## Advancing Green Development for Resilient Operations

Environmental violation incidents
**0**

**Implemented a series of energy-saving and carbon-reduction initiatives centered on smart energy management, green travel, and green data centers**

**Continuously promoted specialized cardboard recycling and achieved significant results**

## Developing Talent for Collective Growth

**Attained the "Sirius Award for Human Resources in China – Best Employer Brand in the High-Tech Industry"**

Female employees exceed **30%**

Provided employment opportunities for **15** people with disabilities

Employee training coverage rate reached
**98.58%**



01

# Building on Robust Governance for Long-Term Growth

Tuya has always regarded a robust governance structure as a critical foundation for achieving compliant operations and sound management. We have established a comprehensive governance system, continuously strengthened our risk management capabilities, and uphold the principles of business ethics and integrity. By deeply integrating risk control and ESG principles into our business operations and management decisions, we support the Company's long-term, sustainable growth.

Response to SDGs

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

# Corporate Governance

Tuya has established a governance structure characterized by clear accountability and efficient collaboration. While ensuring that the Board of Directors and senior management effectively perform their duties, we continuously enhance the effectiveness and transparency of operational decision-making processes, ensuring the steady development of the Company.

## Governance Structure

Tuya's Board of Directors has established four specialized committees: the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee. As the core governance body, the Board is responsible for formulating and overseeing the Company's business strategies, overseeing its operational and financial performance, and ensuring the effective functioning of the internal control and risk management systems. Each committee performs its oversight responsibilities in accordance with its respective functions.

Tuya places high importance on fostering board diversity. In the director appointment process, we consider multiple dimensions such as gender, age, cultural background, and nationality. It also comprehensively evaluates candidates based on their educational background, industry experience, financial management capabilities, risk management expertise, and professional knowledge. This approach aims to continuously enhance the diversity of the Board.

Tuya's current directors possess extensive industry experience and professional capabilities, with backgrounds spanning diverse fields such as information and technology science, cloud computing and computer applications, international business and economics, business administration, law, finance, accounting, investment, engineering, physics, history, and chemistry. As of the end of the Reporting Period, the Board of Tuya consists of eight directors, including four independent directors, accounting for 50% of the Board, and one female director.

Tuya Inc. Board of Directors

| | Audit Committee | Compensation Committee | Nomination Committee | Corporate Governance Committee |
|---|---|---|---|---|
| Chairs of Committees | Huang Sidney Xuande | Qiu Changheng | Qiu Changheng | Qiu Changheng |
| Members of Committees | Kuok Meng Xiong<br>Yip Pak Tung Jason | Xueji (Jerry) Wang<br>Yip Pak Tung Jason | Kuok Meng Xiong<br>Yan (Claire) Zhang | Yip Pak Tung Jason |

Skills: Computer technology; Cloud computing; Internet of Things (IoT); Enterprise business; Business administration; Accounting; Investment

Skill Matrix of Directors

## Board Capacity Development

Tuya attaches great importance to enhancing the capabilities of its Board of Directors. We conduct systematic annual training for board members, covering key areas such as corporate governance, risk management, and compliance operations, to enhance their governance and decision-making capabilities. During the Reporting Period, all directors of Tuya completed the planned training, with a total training duration of 18 hours in accordance with the annual training schedule.

# Risk Management

Tuya adheres to compliant operations and, supported by a well-established risk management framework, effectively manages various potential risks arising in its operations. With reference to the *Corporate Governance Code* of The Stock Exchange of Hong Kong Limited and the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Company has formulated internal policies such as the *Tuya Smart Risk Management Policy* and the *Tuya Internal Audit Policy*. These provide a solid institutional foundation for its risk management practices. On this basis, the Company has established a top-down risk governance structure, with clearly defined roles, responsibilities, and control procedures.

**Board of Directors**

**Governance level**

- Evaluate and formulate the nature and degree of risks that are acceptable in achieving its strategic objectives
- Ensure that the Company establishes and maintains effective risk management and internal control sys-tems
- Continuously supervise the Company's management
- Continuously supervise the design, implementation and monitoring of the Company's management on risk manage-ment and internal control systems

**Corporate Governance Committee**

Formulate and evaluate the Company's corporate governance policies, and monitor the Company's compliance with the governance manual and disclosure

**Audit Committee**

Report to the Board of Directors and supervise the effectiveness of man-agement's design, implementation and monitoring of risk management and internal control systems

**Management**

**Management**

Take actions (including risk management and interal controls) to achieve strategic goals

**Operation level**

**Business teams** (First line of defense)

Various business teams under-take daily business, operation management and internal supervision functions

**Risk management teams** (Second line of defense)

Financial, legal, information security,risk management, compliance and other teams provide support and supervision for risk-related affairs

**Internal audit teams** (Third line of defense)

Internal audit teams conduct continuous monitoring and evaluation from a perspective independent of management, and implement regularinternal audits

Tuya's Risk Management Structure

Tuya continuously optimizes its comprehensive risk management system, which covers the entire process of risk identification, prevention, assessment, response, monitoring, and improvement. The Company engages external third-party professional institutions to assist in refining the risk management framework, ensuring the steady and sound operation of the enterprise.

**Annual Risk Management Plan**

- In setting annual business objectives, the management also formulates the Annual Risk Management Plan to provide guidance for risk control and internal monitoring throughout the year.

**Standardization of Risk Management Processes**

- The procedures are continuously refined, responsibilities clearly defined, and continuous improvements are made across all stages of the process—from risk identification and assessment to response and monitoring.

**Enhancement of Risk Management Team's Professional Capabilities**

- A cross-departmental risk management team is established to provide specialized support, ensuring the effective implementation of risk response measures.

**Strengthening Risk Management Culture**

- Regular risk management training is provided to relevant personnel, covering areas such as the *Code of Business Conduct*, business regulations, and data security management, to enhance the effectiveness of risk management.
- Similar training is also provided to directors, including non-executive directors.

Risk Management Practices

To further strengthen the role and capabilities of the Board in risk oversight and strategic decision-making, all directors (including non-executive directors) of the Company received training on risk management and internal controls during the Reporting Period.

In 2025, Tuya continued to systematically identify, assess, and analyze both internal and external risks across strategic, operational, financial, information technology, and compliance areas. The Company regularly conducted internal audits and engages third-party auditors to identify, evaluate, and manage potential risks in operational processes.

We also closely monitor emerging risks in social and environmental dimensions that may impact business development. For new business areas such as cross-border e-commerce, AI smart services, and new energy partnerships, we have established a compliance review mechanism that spans from project initiation and continuous tracking to ongoing risk prevention, ensuring that these new ventures progress steadily within a compliant framework. Additionally, we regularly engage external third-party institutions to provide professional consultation on the effectiveness of risk management, continuously enhancing its forward-looking capabilities and responsiveness.

**Preliminary Risk Research**

- At the project initiation stage of new business ventures, early involvement is ensured. Cross-functional departments collaborate to carry out compliance assessments, identifying potential compliance risk areas throughout the entire process, and clarifying risk levels and prevention strategies.

**Specialized Compliance Review**

- For each category of new business, at least two specialized compliance reviews are conducted, covering both the project initiation and operational phases;
- For cross-border e-commerce business, the focus is on reviewing compliance in import/export customs declaration, tariff policies, and cross-border payments. For AI smart services, attention is centered on the full-process security and compliance of data;
- For new energy partnership projects, verification includes project approval, environmental compliance, and intellectual property licensing.

**Compliance Program Implementation**

- Based on the review results, a specialized compliance program is developed for each category of new business, specifying operational standards, responsible departments, and control measures. Execution is tracked through regular inspections, and risk mitigation measures are dynamically optimized accordingly.

Emerging Business Compliance Review Process

# Business Ethics

Tuya maintains a zero-tolerance stance toward any form of unethical business conduct, including corruption, bribery, money laundering, and fraud. The Company strictly adheres to laws and regulations such as the *Company Law of the People's Republic of China* and the *Anti-Unfair Competition Law of the People's Republic of China*, and has publicly issued the *Business Ethics Code of Conduct* to articulate its firm commitments in corporate governance, anti-money laundering, related-party transactions, and compliance disclosure. Additionally, Tuya has established and enforces internal policies including the *Employee Business Code of Conduct*, the *Integrity Management Standards*, and the *Anti-Bribery and Anti-Corruption Compliance Policy*, continuously refining its business ethics framework and reinforcing the boundaries of ethical business practices.

## Business Ethics Management System

Tuya has established a business ethics governance framework with the Board of Directors as the highest governing body, internal audit and control functions as the oversight bodies, and various business departments as the implementation units. This structure clearly defines the responsibilities and authorities at each level, ensuring that ethical standards are effectively upheld throughout the entire process of decision-making, operations, and oversight.

**Board of Directors**

As the highest oversight body for business ethics matters, it is responsible for reviewing the progress of the business ethics management system, making decisions on the handling of verified corruption cases, and continuously monitoring the handling process.

**Internal Audit and Control Department**

The Internal Audit and Control Department is responsible for ensuring the effectiveness of the Company's anti-corruption policies and management system, and monitors the implementation of the anti-corruption framework through internal audits.

**Heads of Business Departments**

As the primary persons responsible at the execution level of business ethics management, they are responsible for identifying potential corruption issues in business activities.

Commercial Ethics Governance Framework and Responsibilities

Tuya has established the *Employee Business Code of Conduct* and the *Basic Human Resources Policy* to serve as behavioral guidelines for all employees. The Company also requires all suppliers to sign the *Supplier Integrity Commitment Letter* to jointly foster an ethical business environment. Additionally, regular reviews are conducted to assess the effectiveness and compliance of the internal control system, which serves as a key basis for evaluating bribery and corruption risks.

To continuously identify and prevent risks related to business ethics, we conduct annual specialized reviews on business ethics and anti-corruption, covering all business operations and locations. During the reporting period, specialized reviews were carried out for misconduct involving violations of business ethics, such as suspected embezzlement and infringement of company trade secrets. A full-process review mechanism— "clue verification, incident investigation, accountability determination, notification of handling, and follow-up accountability"— has been established. Throughout the year, a total of three such violations were verified and addressed, with the relevant responsible parties handled in accordance with internal rules and regulations. Concurrently, we further enhanced the organizational and institutional framework for anti-bribery and anti-corruption this year, strengthening routine reviews.

While continuously strengthening our own business ethics management, we also hold our suppliers to stringent ethical standards. We incorporate integrity-related clauses into supplier framework agreements and have established the *Supplier Integrity Commitment Letteras* an appendix to the agreement, requiring all partnering suppliers to sign. This document clearly outlines the integrity obligations that suppliers must adhere to during collaboration, prohibited behaviors (such as commercial bribery and improper benefit), and liability for breaches, thereby reinforcing integrity constraints on suppliers at the contractual level.

## Business Ethics Culture Development

Tuya integrates integrity culture into corporate governance by establishing an anti-corruption compliance training system that covers both directors and all employees. Mandatory training on anti-corruption, anti-money laundering, and related topics is conducted for directors and all staff (including part-time and outsourced employees) to continuously strengthen awareness of business ethics norms. The training also provides guidance on the use of reporting channels. During the Reporting Period, Tuya conducted a total of 2 business ethics training sessions, accumulating 3,490 training hours, with an average of 2.5 hours per employee. The coverage of business ethics training for directors and employees reached 100%.

### Tuya's Online Anti-Corruption Compliance Training

To ensure that all employees understand key anti-corruption laws and regulations as well as the Company's anti-corruption compliance policies and procedures, we launch annual mandatory anti-corruption compliance training for all staff. The training covers essential topics such as an overview of anti-corruption laws, updates on enforcement practices, and internal Company policy requirements. The training is delivered through the *Tuya Learning Platform* and follows a closed-loop management approach that combines learning and assessment. Employees are required to complete the courses and pass the proficiency test to ensure ongoing compliance.

### Annual Thematic Training: Preventing Duty-Related Crime, Strengthening Corporate Risk Resilience

On September 12, 2025, Tuya invited a prosecutor from the Xihu District People's Procuratorate of Hangzhou City to conduct a thematic training session titled "Preventing Duty-Related Crime, Strengthening Corporate Immunity." The training focused on common types of duty-related crimes such as bribery by involving non-government personnel, embezzlement, and trade secret infringement. Through interpretation of legal provisions and case studies, the session provided in-depth explanations, effectively reinforcing integrity awareness and strengthening compliance safeguards.

## Whistleblowing and Investigation

In accordance with the *Employee Business Code of Conduct* and the *Tuya Basic Human Resources Management System*, Tuya has established an efficient and standardized reporting mechanism. This mechanism clearly defines reporting channels, procedures, investigation steps, and whistleblower protection systems, and encourages all stakeholders to actively participate in the Company's oversight.

To foster a trustworthy, open, and transparent environment for oversight, Tuya continuously refines its multi-channel reporting mechanism. For internal employees, multiple reporting channels are available, including dedicated hotlines, reporting email addresses, and the Company intranet. At the same time, a dedicated public reporting email (integrity@tuya.com) is available to the public, encouraging all stakeholders to actively engage in supervision and collectively uphold an ethical and fair business environment.

Tuya strictly adheres to the principle of confidentiality, ensuring that all reporting materials and whistleblower information are kept strictly confidential, and takes serious action against any form of retaliation against whistleblowers. We commit to initiating investigation procedures promptly upon receiving reports and comprehensively gathering relevant evidence. After the investigation concludes, a systematic post-incident review and analysis will be conducted, leading to improvements in management mechanisms to prevent the recurrence of similar issues, thereby continuously reducing business ethics risks.

| Receive Reports | Investigate | Handle Reports | Review and Optimize |
|---|---|---|---|
| The Human Resources Department and the Internal Audit and Control Department are jointly responsible for monitoring the reporting mailbox, reviewing reported information in a timely manner, and taking appropriate action. | Led by the Internal Audit and Control Department, a joint investigation involving the Human Resources Department and other relevant units is conducted into reported matters. | If the reported misconduct is verified, appropriate corrective measures will be taken as necessary. | The Internal Audit and Control Department is responsible for tracking the investigation outcomes and handling measures of reported matters, and reporting to management and the Board of Directors as needed. |

Whistleblowing and Investigation Process

# ESG Governance

Tuya is committed to continuously improving its sustainability performance, refining its ESG governance framework, and developing and adjusting ESG strategic plans on an ongoing basis. At the same time, we actively maintain regular communication with all stakeholders to ensure that our actions related to ESG align with their expectations.



## Statement from the Board

The Board of Directors of Tuya integrates ESG principles into the Company's strategy, identifies and manages ESG-related risks and opportunities, and regularly monitors and evaluates the implementation progress of ESG initiatives. By continuously refining management mechanisms in line with business development realities, the Board is committed to enhancing the Company's overall ESG governance standards and performance.

### Board Responsibilities and ESG Management Policies

The Board of Tuya assumes overall oversight, guidance, and review responsibilities for ESG-related work, authorizing the ESG Management Committee to formulate ESG management strategies and policies, and manage the overall implementation of ESG-related matters. The Board regularly optimizes and adjusts ESG management policies and strategies in alignment with the Company's development strategic plan.

### Goal Setting and Progress Review

To effectively advance ESG management, Tuya has established a series of ESG goals aligned with its business. The Board regularly conducts comprehensive reviews of goal progress, analyzes challenges encountered, and adjusts strategies and action plans based on actual progress to ensure the steady achievement of ESG goals.

### ESG Risk Management

To effectively prevent and manage sustainability-related risks, the Board regularly oversees the identification, assessment, and management of ESG risks and opportunities, conducting in-depth discussions on issues involving significant risks. When formulating the Company's business strategy, the Board fully considers ESG-related risks to ensure decisions align with the Company's long-term development strategy.

# ESG Governance Framework

To ensure the effective implementation of ESG strategies and the achievement of sustainable development goals, Tuya has established a top-down ESG governance structure with clear roles and responsibilities, ensuring comprehensive implementation and execution of ESG management practices.

The Company's Board of Directors serves as the highest decision-making body for ESG governance, overseeing and coordinating the Company's ESG efforts, supervising the implementation of ESG-related strategies and the formulation of policies. The ESG Management Committee is responsible for overseeing specific ESG matters and performance, and regularly reports progress to the Board. The ESG Working Group acts as the operational body, coordinating the advancement of specific ESG initiatives and reporting progress to the ESG Management Committee. At the management and implementation level, our Chief Financial Officer (CFO) overseeing ESG matters, coordinating cross-departmental resources to integrate ESG management requirements into daily operations.

**Board of Directors**

- Oversee the assessment, determination, and management of ESG risks and opportunities
- Ensure the Company has established a suitable and effective ESG management and internal monitoring system
- Review and approve ESG policies, goals, and annual ESG reports
- Evaluate the progress of ESG goals and make adjustments as needed

**ESG Management Committee**

- Supervise the Company's ESG matters
- Identify major ESG risks and opportunities and develop corresponding management measures
- Advise on the Company's ESG strategies and formulate ESG policies
- Establish and manage ESG goals

**ESG Work Implementation Group**

- Act on daily ESG matter
- Regularly report to the ESG Management Committee

ESG Governance Framework

# Stakeholder Engagement

Tuya recognizes that stakeholder input is crucial to the Company's operations and development. We have established a regular communication mechanism to engage closely with all stakeholders. At the same time, we actively invite stakeholders to provide suggestions regarding the Company's operational development and ESG management, ensuring that our practices continuously address and align with their concerns and expectations on ESG matters.

Based on our actual operations, Tuya has identified key stakeholder groups, including government and regulatory bodies, investors, customers, employees, suppliers, and the general public, and engages in diverse communication and actively responds to their concerns.

| Key Stakeholders | Key Concerns | | Communication channels | |
|---|---|---|---|---|
| Government and regulatory authorities | Compliant operations<br>Corporate governance<br>Business ethics<br>Labor practices | Environmental management<br>Waste management<br>Climate change and GHG emissions | Press releases/press announcements<br>Regular communication | Policy consultation<br>Information disclosure |
| Investors | Compliant operations<br>Business ethics | Product safety and quality<br>Information security and privacy protection | The Company's official website, new media platform<br>Stock exchange platforms<br>Telephone, messaging platforms, investor relations email<br>Capital market rating questionnaires | Quarterly, interim and annual results conference calls<br>Shareholders' general meetings, roadshows, analyst meetings, on-site surveys and exchange seminars |
| Customers | Product safety and quality<br>Responsible marketing<br>Customer services | Information security and privacy protection<br>Environmental impact of products and services | "Iron Triangle" model for customer service and support<br>Customer service channels<br>Site visits | Daily communication by means of telephone, email and communication software<br>Exhibitions and business events |
| Employees | Employment<br>Diversity and inclusion | Employee training and development<br>Employee occupational health and safety | Email and internal communication software<br>Employee communication meeting<br>"One-to-one" communication between team leaders and employees, internal team meetings | Tuya culture column<br>Team building activities<br>Employee training and online courses |
| Suppliers | Business ethics | Supply chain management | Daily communication and meetings<br>Supplier assessment | On-site surveys and evaluation |
| Community and the public | Community investment and development<br>Promotion of industry development | Resource utilization<br>Product safety and quality | Charity events<br>Cooperation with peers<br>Market partnerships<br>Press releases/press announcements | Information disclosure<br>Social media<br>The Company's official website, new media platform |

# Material Issues

In response to the expectations of all stakeholders, Tuya continuously advances the identification and management of materiality issues and regularly refines its ESG management strategies and disclosure framework based on the identified material issues. We have integrated the materiality identification and assessment process as part of the Company's overall risk management process. On a regular basis, based on the outcomes of materiality identification, significant and critical ESG risk matters are incorporated into the Company's risk assessment scope. The results of our materiality assessment have been reviewed and confirmed by the Board of Directors, ensuring that the management and disclosure of ESG issues align with the Company's current operations.

**Identify potentially material issues**

Identify potential ESG materiality issues based on changes in internal and external environments, regulatory requirements, industry standards, and other relevant information

**Materiality prioritization**

Prioritize the identified issues based on capital market focus, peer benchmarking results, and employee feedback

**Form a matrix of material issues**

Understand the priority issues of concern to stakeholders, develop a materiality matrix, and highlight the disclosure of relevant issues in the report

Materiality Identification Process



During the Reporting Period, Tuya reviewed and updated its materiality matrix in line with the Company's strategic direction and current operational realities.


High
Social issues
Governance issues
Environmental issues
Materiality to external stakeholders
Low
Materiality to the sustainable development of Tuya
High
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13
14
15
16
17
18
19
20
21
22

| Issues of high importance | | |
|---|---|---|
| | 01 | Information security and privacy protection |
| | 02 | Customer service |
| | 03 | Intellectual property rights protection |
| | 04 | Product safety and quality |
| | 05 | Compliant operations |
| | 06 | Rights and interests of employees |
| | 07 | Diversity and inclusion |
| | 08 | Business ethics |
| | 09 | Responsible marketing |
| | 10 | Employee communication |
| | 11 | Labor practices |
| | 12 | Environmental impact of products and services |

| Issues of moderate importance | | |
|---|---|---|
| | 13 | Supply chain management |
| | 14 | Employee occupational health and safety |
| | 15 | Promotion of industry development |
| | 16 | Corporate governance |
| | 17 | Community investment and development |
| | 18 | Employee training and development |
| | 19 | Environmental management |
| | 20 | Climate change and greenhouse gas emissions |

| Issues of low importance | | |
|---|---|---|
| | 21 | Waste management |
| | 22 | Resource utilization |



02

# Driving Intelligent Innovation for a Connected Future

In advancing sustainable development, Tuya integrates a sense of responsibility into the core operations of the Company. We consistently prioritize data security and privacy protection, continuously improve our products and services, respect and safeguard intellectual property, and strive to maintain a fair and healthy competitive market environment.

Response to SDGs

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

11 SUSTAINABLE CITIES AND COMMUNITIES

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

17 PARTNERSHIPS FOR THE GOALS

# Security and Compliance

As an AI+IoT technology-based Company, Tuya regards security as a core priority. We attach great importance to data security and user privacy protection, and implement systematic, full-lifecycle data protection measures to safeguard the security, compliance, and reliability of our data assets.

## Data Security

### Data Security Compliance Governance

Tuya strictly complies with applicable laws and regulations in the jurisdictions where it operates, including the *Cybersecurity Law of the People's Republic of China* and the EU's *General Data Protection Regulation (GDPR[1])*. On this basis, Tuya has established a comprehensive institutional framework covering the *Internal Audit Management Policy*, the *Application Security Management Policy*, and the *Data Security Management Policy*, continuously strengthening its data security management and reinforcing its security defenses.

To further strengthen data and information security governance, during the Reporting Period, we formulated the *Cross-Regional Data Synchronization Standard* and the *Knowledge Base Compliance Standard*, using a whitelist mechanism to restrict cross-regional data flows and mitigate the risk of sensitive data leakage. At the same time, we updated the *Log Management Standard, the Cryptographic Algorithm Usage Standard*, and the *Information Security Manual for Employees*, introduced a self-developed compliance inspection tool to ensure the security of log data, adopted advanced encryption technologies to protect data security, and further clarified employees' information security responsibilities and disciplinary measures for violations.

Tuya's security and compliance strategy centers on ensuring the security and compliance of business operations. Through institutional governance, technical operations, and dynamic response mechanisms, we continue to uphold the baseline of information security.

**Policy and governance**

- Tuya strictly complies with applicable laws, regulations, and industry standards in the jurisdictions where we operate, continuously improves our internal policy framework, and establishes a compliance governance structure with clear roles, responsibilities, and standardized processes to provide a solid institutional foundation for business operations.

**Technology and operations**

- We build a proactive and dynamically optimized technical protection system, and continuously strengthen the security resilience of our products and services through third-party vulnerability analysis, simulated attack-and-defense testing, regular security scans, and other measures;
- The information security team conducts around-the-clock monitoring of networks and systems and, together with key measures such as data encryption, access control, and security audits, establishes a defense-in-depth mechanism.

**Dynamic response**

- We establish a flexible and agile compliance response system, continuously monitor changes in the threat landscape and regulatory requirements, and promptly adjust security strategies and control measures to keep our security management capabilities aligned with business development, technological evolution, and regulatory updates.

Our Security and Compliance Strategies

[1] GDPR: General Data Protection Regulation.

To strengthen the implementation of data security and compliance management, Tuya has established a three-tier governance structure linking the Board of Directors, Management, and the Execution level, integrating oversight of information and data security and privacy protection into the Audit Committee's responsibilities. As the highest authority for Tuya's data security governance, the Audit Committee ensures continuous supervision of privacy, data security, and information security through regular reporting and review mechanisms. At the management level, the Compliance Committee oversees and coordinates privacy and data protection compliance matters, while at the operational level, a multi-department Security and compliance team is responsible for implementing information and data security measures and maintaining ongoing operations.

**Board of Directors** — **Audit Committee**

- Oversee and evaluate significant cybersecurity risks and provide recommendations on cyber risk management strategies and critical matters;
- Review the effectiveness of the Company's information security and data compliance strategies, core policies, and control objectives.

**Management level** — **Compliance Committee**

- Drive the implementation of the Company's data protection compliance framework;
- Formulate and supervise the Company's cybersecurity compliance strategy;
- Conduct regular risk assessments and internal audits;
- Hold monthly meetings to ensure continuous optimization and execution of strategic initiatives.

**Execution level** — **Security and compliance team**

Information Security:

- Oversee and manage security processes in R&D;
- Build and maintain robust protection systems;
- Develop and implement advanced security technology frameworks.

Privacy compliance:

- Study privacy protection policies and assume overall responsibility for privacy protection;
- Ensure the execution of privacy protection processes, rules, and regulations;
- Conduct audits to ensure compliance with privacy protection standards.

Data Security Governance Structure

## Data Security Lifecycle Management

Tuya has established a data security management framework covering the entire data lifecycle, including data collection, transmission, storage, processing, sharing, and destruction, to strengthen data security and user privacy protection. In 2025, we issued the *Cross-Regional Data Synchronization Standard* and updated the *Cryptographic Algorithm Usage Standard* to further enhance controls over data transmission and encryption and continuously improve our data security system.

We continuously enhance our data security framework, including threat monitoring and incident response mechanisms, to ensure rapid mitigation of security risks. We define the individual responsibilities for information security for all employees and enforce them through policies and training. In addition, we set strict security requirements and assessment mechanisms for third-party partners, collaboratively building a secure and reliable ecosystem.

**Data collection**

- Strictly follow the principles of informed consent and data minimization, and collect only data necessary for service provision after authorization has been obtained;
- Conduct risk assessments and compliance reviews for sensitive data at the collection stage to ensure lawful and compliant collection.

**Data storage**

- Use encryption technologies for data storage and de-identify sensitive information, forming the access control mechanism;
- Implement a log compliance inspection tool to ensure traceability for all access, query, and export operations involving sensitive data;
- Redesign the Privacy Impact Assessment (PIA) process to strengthen compliance reviews for specific regions and data types.

**Data processing**

- Classify and grade data in accordance with the *Tuya Information Data Classification, Grading, and Management Policy* and apply corresponding controls;
- Establish comprehensive data processing standards and implement data filtering, validation, and review mechanisms;
- Introduce compliance-by-design for smart device and AI data flows and optimize the assessment process.

**Data retention**

- Establish a clear data retention policy to ensure personal information is processed only for the shortest period necessary;
- Securely destroy or anonymize expired data.

**Data transmission**

- Issue the *Cross-Regional Data Synchronization Standard* to strictly govern cross-border data flows through a whitelist mechanism and prohibit the cross-border transmission of personal and sensitive data;
- Update the *Cryptographic Algorithm Usage Standard* and adopt advanced encryption algorithms to protect data in transit;
- Apply end-to-end encryption during transmission, support dynamic keys and secure protocols, and strengthen monitoring of cross-border data flows.

Data Security Lifecycle Management Measures

## AI Compliance Management

As a company dedicated to AIoT, we are committed to the deep integration of artificial intelligence and IoT technologies. We have established a series of internal policies, including the *AI System Impact Assessment and Risk Assessment Standard*, the *AI Supplier Management Standard*, and the *AI System Compliance Assessment Standard*, covering key areas such as technology R&D, supplier collaboration, product deployment, content safety, device control, and data memory, to support the secure, trustworthy, and compliant development of AI technologies.

We have also established a full-lifecycle management system for AI systems, enabling closed-loop governance from system design, development, testing, and launch to operation and decommissioning. Clear control points and quality thresholds are set at each stage, forming a continuous governance mechanism with a clear structure, well-defined responsibilities, effective oversight, and full traceability.

**Design phase**: Establish a traceable security baseline through comprehensive controls over system risk assessment, AI impact analysis, data flow compliance review, and model governance, providing a solid compliance foundation for subsequent development and application.

**Development phase**: Standardize secure prompt[2] templates, implement automated content filtering and data minimization, and ensure AI functions operate in a controlled environment with full control and traceability over functional logic and data flows.

**Testing phase**: Conduct sensitive content identification, jailbreak prevention, and system validation to ensure products meet child protection, content safety, and other regulatory requirements before launch.

**Operation phase**: Provide users with algorithm explanations, deploy parental control functions, and define system behavior boundaries to create a safe, transparent, and controllable user environment and protect user experience.

**Decommissioning phase**: Establish auditable device deactivation and data cleansing mechanisms to eliminate residual data risks at the end of the lifecycle and ensure a secure and orderly exit.

AI System Lifecycle Compliance Framework

## Business Operation Security System

Tuya prioritizes operational security and has established a business operations security framework covering both development-stage security management and cloud platform security management, ensuring the overall safety and reliability of business operations. We deeply integrate information security and "privacy-by-design" principle into the entire product development process, embedding the secure development lifecycle methodology from the initial requirements analysis stage. By deploying an intelligent security risk assessment platform, we proactively identify and evaluate potential security threats during the requirements analysis phase, effectively enhancing the accuracy and timeliness of information security and privacy risk identification.

[2] Prompts: Instructions or questions entered by users or the system into an AI model, used to guide and constrain the model to generate specific content.

## Development Phase Security Management

Tuya fully implements the security development lifecycle methodology during the development phase. Through an intelligent compliance and delivery system, an LLM-oriented AI security attack-and-defense framework, and a closed-loop launch control process for AI applications, we ensure R&D security in a scientific and efficient manner. During the Reporting Period, the Company issued 200 security review reports and 207 security test reports.

**Intelligent compliance and delivery system**

- We have established an automated compliance workflow that syncs security and compliance test results to the security and compliance management platform, where the system automatically determines compliance outcomes, reducing manual bias and generating traceable, tamper-resistant audit records; We also require App compliance testing reports to be included in testing deliverables to ensure compliance clearance before each version release.

**LLM AI security attack-and-defense framework**

- To address security risks specific to large AI models, we have embedded multidimensional protection capabilities, implemented dedicated security test cases, established AI secure coding standards, deployed an LLM firewall to detect prompt injection attacks, and applied multidimensional compliance filtering to AI-generated content, proactively defending against emerging AI security threats.

**Closed-loop launch control process for AI applications**

- All AI agents, AI applications, and key AI service interfaces must go through a stringent launch and approval process. Combined with multidimensional security assessments, AI-specific testing, and automated scanning, this process ensures that security risks are systematically identified, verified, and remediated before approval, enabling standardized and secure AI application launches.

Development Phase Security Management Measures

## Cloud Platform Security Management

Tuya leverages globally leading cloud service providers to build a comprehensive cloud platform security management system through AI Agent configuration and compliance management, a defense-in-depth security architecture, and cybersecurity protection.

| | |
|---|---|
| **Physical infrastructure** | ▪ Tuya relies on globally leading cloud service providers (e.g., AWS, Microsoft Azure, Tencent Cloud) to build a comprehensive cloud security management system, covering data storage, access control, and various security protections for cloud services. |
| **AI Agent configuration and compliance management** | ▪ Tuya has developed a unified AI Agent configuration management platform, enabling rapid integration and centralized control of major AI services. Standardized, tightly controlled processes ensure secure, auditable, and risk-free configurations for AI Agents, AI applications, and related tools on the cloud platform. This year, we added AI infrastructure security scanning, identifying over 30 component fingerprints and detecting nearly 400 known vulnerabilities, forming a sustainable security closed loop from integration to governance. |
| **Defense-in-depth security architecture** | ▪ Tuya's cloud platform deploys a multi-layered, in-depth security architecture, including Web Application Firewall (WAF), Runtime Application Self-Protection (RASP), Cloud-Native Security Platforms (CNSP), Host-Based Intrusion Detection Systems (HIDS), Honeypots and Security Information and Event Management (SIEM). This framework provides comprehensive protection from network and host layers to applications and code. |
| **Cybersecurity protection** | ▪ By deploying a honeypot system, Tuya added 14 new honeypot nodes and introduced AI application honeypots. During the Reporting Period, we identified and blocked 60,327,427 attacks in total and blocked 9,635 malicious IP addresses, further strengthening our proactive threat detection capabilities.<br>▪ Through the coordinated operation of the platform and defense tools such as the WAF, Tuya expanded its threat intelligence management platform with 35 new intelligence sources, bringing the total to 2,890,739 threat intelligence records. |

Cloud Platform Security Management System

# Security Risk Control

To continuously strengthen our security defenses, we have established a closed-loop vulnerability management system covering the full vulnerability lifecycle, including regular penetration testing and vulnerability analysis, automated risk assessment, and remediation verification. Through proactive monitoring, closed-loop tracking, and rapid remediation, we systematically identify and address potential security risks to keep our information systems secure and under control.

## Vulnerability Management Program

Tuya conducts regular security penetration testing to identify potential risks and classifies vulnerabilities based on the *Tuya Vulnerability Risk Rating* to ensure controlled risk management. We also maintain an efficient remediation mechanism to ensure timely closure of vulnerabilities and stable system operations. In 2025, we expanded the program to include AI-related vulnerabilities and continued to encourage internal and external security researchers to support collaborative defense.

## Internal Data Leakage Prevention and Control

To strengthen proactive internal data protection, we continue to enhance endpoint data leakage prevention capabilities. By refining rules, strengthening employee risk controls, introducing dynamic strategies, and enhancing data security management for departing employees, we reduce data leakage risks and protect sensitive and user information.

**Internal Data Leakage Prevention and Control Measures**

| Control measures | Implementation details | Key achievements in 2025 |
|---|---|---|
| Endpoint data leakage prevention tools | ▪ Audit outbound data transfers in accordance with data security and compliance requirements to ensure operations comply with internal and external rules. | ▪ A total of 15,342 outbound data transfer cases were audited. |
| Enhanced risk management for key employees | ▪ Focus on high-risk employees and carry out risk intervention and handling procedures, with enhanced controls for higher-risk individuals. | ▪ The number of key employees under focused management increased by 54% month on month. |
| Dynamic strategy addition and anomaly detection | ▪ Deploy a dynamic strategy monitoring mechanism to identify and alert anomalous behavior in real time. | ▪ A total of 1,083 anomalous behaviors were detected. |
| HR offboarding platform data security reminders | ▪ Strengthen data security management for departing employees to ensure the timely revocation of permissions and data access. | ▪ The list of employees pending departure was copied to security operations personnel. |

## Data Leakage Incident Handling Process

To effectively address security incidents and threats such as data leakage and virus infections, Tuya has established an emergency responding system covering the full cycle of prevention, monitoring, response, and recovery. Based on dedicated information security policies such as the *Security Incident Emergency Plan*, the *Information Leakage Incident Emergency Plan*, and the *Virus Infection Emergency Response Guidelines*, we have defined incident classification standards, response procedures, and roles and responsibilities, while further clarifying the composition and coordination mechanisms of the emergency response team.

Tuya has established an efficient incident response mechanism that enables rapid response through prevention and monitoring, standardized incident handling, and post-incident recovery and review. During the Reporting Period, we identified and handled 12 virus infection incidents, effectively containing their impact and minimizing potential losses.

**Incident discovery and reporting**

- Identify potential security incidents promptly through monitoring system alerts or employee reporting and escalation mechanisms.
- Report incidents in strict accordance with established escalation procedures to ensure they are rapidly referred to the response team and to minimize potential impacts on the Company's operations and customers.

**Initial analysis and assessment**

- Conduct a preliminary analysis of reported incidents and assess their scope and severity.
- Determine the appropriate response level based on the assessment results.

**Emergency response activation**

- Activate the corresponding emergency response plan according to the incident type and response level.

**Technical investigation and remediation**

- The technical support team conducts an in-depth investigation into the root cause of the incident.
- Simultaneously implement necessary containment and remediation measures, such as isolation and repair.

**Communica-tion and coordination**

- The designated communications coordinator promptly updates relevant internal teams and affected external stakeholders on incident progress and response actions.

**Post-incident review and improvement**

- After the incident is closed, conduct a post-incident review and summarize lessons learned.
- Based on review results, optimize emergency plans and response procedures, and continuously enhance endpoint security tools and strategies.

Data Leakage Incident Response Process

## Business Continuity

Tuya has incorporated information security-related business continuity plans into its information security management framework, supported by policies such as the *Business Continuity Management Procedure*, the *Customer Business Continuity Assurance Plan*, and the *Stability and Continuity Drill Standard*. By establishing dual-track internal and external SLA[3] standards, we have developed and continuously improved a systematic business continuity plan to address potential operational disruptions, ensuring stable delivery of critical business functions and services under uncertain conditions.

**Business continuity Management**

- **Continuous Monitoring:** Tuya monitors cloud platform hosts, applications, services, and networks in real time, 24/7, through the operations platform.
- **Automated Fault Handling:** A complete automated business fault handling process and support system enable rapid response to incidents.
- **High Availability Assurance:** Multi-service hot-switch mechanisms ensure uninterrupted service for users.
- **Risk Preparedness:** Comprehensive response plans are in place for software/hardware failures, natural disasters, and other contingencies to minimize potential losses.

**Disaster recovery system**

- **Multiple Data Backups:** Tuya implements multiple measures, including real-time master-slave replication, redundant storage, and geographic backups, to ensure data security and reliability.
- **Rapid Recovery Capability:** Systems are designed to quickly restore data under extreme conditions, supporting business continuity.
- **Backup Status Monitoring:** Backup states are continuously monitored and verified to ensure the accuracy and integrity of recoverable data.
- **System Redundancy Deployment:** Business systems are equipped with multi-path standby systems to handle network failures and other contingencies, enabling fast and seamless emergency switching.

**Emergency response mechanism**

- **Institutionalized Framework:** Based on the *Tuya IT Emergency Procedure*, Tuya develops detailed emergency measures for different asset types and security risks.
- **End-to-End Coverage:** Measures span from pre-incident planning and system monitoring to correct and efficient handling during incidents, and post-incident analysis and accountability.
- **Information Flow Assurance:** Roles and points of contact are clearly defined for various emergency scenarios to ensure smooth communication.
- **Data Support:** Detailed system monitoring and audit records provide support for post-incident analysis.

**Emergency drills and improvement**

- **Internal Attack-and-Defense Drills:** Tuya organizes annual internal attack-and-defense exercises to test the response and handling capabilities of internal defense systems.
- **Penetration Testing and Security Assessment:** Comprehensive penetration tests and security assessments are conducted every six months on Tuya's core business systems to ensure critical operations meet security requirements.
- **External Attack-and-Defense Drills:** Each year, third-party professional security teams are engaged to conduct external attack-and-defense exercises, simulating real-world attack scenarios to validate overall security protection and incident response effectiveness.

Business Continuity Plan

[3] SLA：Service Level Agreement.

### Personal Data Leakage Emergency Drill

In December 2025, we conducted a personal data leakage emergency drill simulating a real-world leakage scenario and covering the full response process, including detection, assessment, threat response, system recovery, compliance notification, and post-incident review. The drill validated key response measures such as monitoring alerts, cross-team coordination, user data backup and recovery, and information notification, and further clarified team responsibilities and coordination mechanisms to support continued improvement of the emergency response system.

## Information Security Audit

In accordance with the *Internal Information Security Audit System*, Tuya conducts a comprehensive annual audit of all business departments, covering key areas such as access management, security configuration, data protection, privacy compliance, host and network security, and database security. We strictly follow domestic and international security and privacy standards, including ISO 27000 series, CSA STAR, and GDPR, with a focus on high-risk scenarios such as cross-border data transfers. Audit results are used to support operational risk grading and drive corrective actions by relevant departments.

In addition, Tuya has established a systematic external audit framework and continues to carry out multi-level, multi-domain external verification to ensure that our business operations and products meet data security and privacy protection requirements in major global markets. During the Reporting Period, we successfully passed all annual security audits.

**International security and privacy certification audits**

- The Company undergoes annual audits for ISO/IEC 27001 (Information Security Management System), ISO/IEC 27017 (Cloud Service Security Controls), and ISO/IEC 27701 (Privacy Information Management System), and maintains the validity of CSA STAR certification. For service organization controls, the Company completes annual SOC 2 Type II and SOC 3 attestation audits to verify the effectiveness of its controls over security, availability, processing integrity, confidentiality, and privacy.

**Privacy compliance audits**

- To meet compliance requirements across different jurisdictions, the Company also conducts compliance verification under key data protection regulations, including the EU's General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA), and Law 25, and has obtained TRUSTe Enterprise Privacy Certification. These audits cover Tuya modules, cloud services, and mobile apps, and review the full chain from technical security controls to data processing practices, while driving continuous improvement based on audit findings.

**National-level security assessments**

- The Company strictly complies with China's Multi-Level Protection Scheme and conducts annual Level 3 assessments for its Level 3 systems (CSPEC Level 3) to ensure that its core business systems meet national cybersecurity standards.

External Audit Framework

## Security and Compliance Certifications

In 2025, Tuya newly obtained ISO 42001 Artificial Intelligence Management System certification and the EU RED Delegated Act cybersecurity certification, further strengthening its compliance framework for AI governance and security management. As of the end of the Reporting Period, Tuya has obtained multiple security management system certifications and external cybersecurity certifications, with ISO 27001 Information Security Management System certification covering more than 80% of its self-operated business scope. For the complete list of certifications, please refer to the "Global Compliance - Tuya" section.


DNV
MANAGEMENT SYSTEM CERTIFICATE
Hangzhou Tuya Information Technology Co., Ltd

ISO 42001 Artificial Intelligence Management System certification

## Information Security Culture Development

Through systematic training, awareness-building, and assessment mechanisms, we continue to strengthen security awareness and compliance literacy across the workforce. We have developed and implemented the *Information Security Manual for Employees* as the guiding document for employee security conduct. We have also established a violation handling mechanism under which employees who violate security requirements are subject to disciplinary actions depending on the severity of the case, including warnings, formal criticism, and access restrictions. In serious cases, employment will be terminated immediately without compensation, and the Company reserves the right to seek full compensation for economic losses and pursue legal liability.

During the Reporting Period, Tuya recorded 1,614 attendances in information security training sessions and achieved 100% training coverage, with all employees, including contractors, receiving training on information security, privacy, and data security.

| Attendances in information security training sessions | Training coverage |
| --- | --- |
| 1,614 | 100% |

### Information Security Awareness Training

In 2025, Tuya conducted mandatory information security and compliance awareness training for all employees, including part-time employees and contractors. The training covered three core topics—information security, cybersecurity, and data security—and included information security fundamentals, cyber threats, office security, privacy protection, and the Company's security framework. Through a combination of centralized learning and online assessments, the training covered more than 1,300 employees and achieved a pass rate of 98.58%, effectively strengthening employees' ability to identify and prevent risks and reinforcing the frontline defense for the Company's information security and compliance management.


2025年度
信息安全意识培训
Information Security Awareness Training - 2025

## Supplier Security and Compliance

Tuya has established and implemented a supplier security management system covering the full supplier lifecycle to ensure that all business partners meet international data protection standards and the Company's requirements for data security and privacy protection. Through a stringent supplier onboarding mechanism, differentiated management of software suppliers, cloud computing service and key suppliers, and AI suppliers, as well as regular security audits and ongoing monitoring, we ensure that suppliers' data security and privacy protection practices remain aligned with the Company's requirements.

**Supplier Security Management System**

- **Software suppliers**

  Manage software suppliers through the supplier compliance management platform, including the distribution of online security and compliance questionnaires, execution of Data Processing Agreements (DPAs), and requirements for international security certifications such as ISO 27001.

- **Cloud computing services and key suppliers**

  Require annual SOC 2 audits conducted by independent third-party institutions to continuously verify the effectiveness of security controls.

- **AI suppliers**

  Establish the *AI Supplier Management Standard* and implement a security assessment mechanism for AI suppliers onboarding. AI compliance requirements are also specified in contracts and agreements, including but not limited to data use authorization and model training transparency, to ensure suppliers meet the Company's standards for AI ethics, security, and compliance.

## Industry Security and Compliance Development

To strengthen our capabilities in AI compliance and data security, we participated in thematic exchanges and training sessions organized by authoritative industry institutions. We attended AI compliance seminars hosted by TÜV Rheinland, TÜV SÜD, and SGS, focusing on the *Artificial Intelligence Act* (EU AI Act), certification for high-risk AI systems, ISO 42001, and audit scope, and exchanged views on the impact of the *EU Cyber Resilience Act* on IoT cloud platforms. We also participated in data security training organized by the Hangzhou Municipal Bureau of Economy and Information Technology to strengthen our understanding of domestic and international data and AI compliance requirements.

# Privacy Protection

Tuya strictly complies with the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests* and other relevant laws and regulations. We adopt the *Tuya Privacy Policy*, the *Tuya Data Retention Strategy*, the *AI Privacy Policy*, and the *Third-Party Information Sharing List* as our foundational standards, explicitly prohibiting the rental or sale of data to third parties, while enabling users to access and delete their personal data, fully safeguarding user privacy rights.

The *Tuya Privacy Policy* applies comprehensively to all products and services on the Tuya platform, including mobile applications, WeChat Mini Programs, and related service processes. It covers the full business lifecycle—product development, operations, supply chain, and ecosystem partnerships—ensuring privacy protection is embedded throughout. We require all suppliers and partners to strictly comply with privacy protection requirements and integrate their compliance performance into our collaboration evaluation system, jointly building a secure, trustworthy, and responsible ecosystem.

To further strengthen privacy protection, we have embedded our privacy policy system into Tuya's group-wide risk and compliance framework and management system. We have established a dedicated privacy governance structure, with the Audit Committee serving as the highest authority responsible for privacy protection data security, overseeing and coordinating privacy management. Under the guidance of the Compliance Committee, the Privacy Office and customer service team are directly responsible for handling privacy matters, ensuring effective implementation of privacy protection measures.

The Privacy Office also receives internal privacy incident reports and follows a closed-loop process from incident detection to post-incident review, ensuring timely response and proper resolution of all incidents and associated risks. During the Reporting Period, Tuya did not experience any privacy breaches or regulatory violations.

## Implementation and Enforcement of Privacy Policies

Tuya maintains a zero-tolerance stance toward any violations involving user privacy. We enforce disciplinary measures in strict accordance with the *Information Security Manual for Employees* and the *Employee Business Code of Conduct*, ensuring that responsible parties are held accountable and the baseline of user data security is protected.

To ensure effective implementation of privacy policies and ongoing compliance, we have established a dual oversight mechanism combining internal audits and independent third-party audits. Through continuous internal and external audits and supervision, we continuously optimize our privacy management system, promoting a systematic enhancement of privacy protection.

| | |
|---|---|
| Internal Audits | A professional internal audit team conducts regular audits to comprehensively assess the implementation of privacy policies, the effectiveness of data protection measures, and employee compliance, identifying potential risks and recommending improvements. |
| Third-party Audits | We engage independent third-party organizations to perform compliance audits, ensuring that Tuya's privacy protection practices align with domestic and international laws, regulations, and industry standards. |

Internal and External Audit Mechanism for Privacy Protection

## Eight Principles of User Information Processing

Tuya strictly adheres to eight core privacy principles, fully safeguarding user data security and privacy rights. Additionally, we provide users with diverse channels for privacy risk feedback, including official website feedback channel, customer service email, privacy office email, and emergency response center email, ensuring users can report privacy-related risks promptly and conveniently while receiving professional and continuous support. For details on Tuya's privacy management principles and users' rights regarding access, deletion, and rectification of personal information and data, please refer to the *Tuya Privacy Policy*.

**Eight Principles of User Information Processing**

| | |
|---|---|
| Principle of consistency in rights and responsibilities | Take responsibility for any damages resulting from personal information processing activities, ensuring users' rights and interests are fully protected. |
| Principle of clear purpose | Ensure that the purposes of personal information processing are legal, legitimate, necessary, and clearly defined, avoiding use of data beyond the scope authorized by users. |
| Opt-in principle | Clearly inform users of the purposes, methods, and scope of personal information processing, and process data only after obtaining their explicit consent, respecting users' right to choose. |
| Principle of data minimization | Process only the minimum types and amounts of personal information necessary to achieve the intended purposes, and promptly delete the data once the purposes are fulfilled, preventing redundancy and excessive collection. |
| Principle of openness and transparency | Handle personal information in an open and transparent manner and consciously accept internal and external supervision. |
| Principle of security assurance | Implement sufficient administrative measures and technical safeguards to protect the confidentiality, integrity, and availability of personal information, preventing data breaches, tampering, or destruction. |
| Principle of subject participation | Provide users with feasible means to access, rectify, delete, restrict processing, and withdraw consent, ensuring they can independently manage their personal information.<br>▪ **Right of access:** Users have the right to view and obtain a copy of personal information related to them.<br>▪ **Right of rectification:** Users have the right to rectify information such as their registered account, username, and time zone.<br>▪ **Right of deletion:** Users may deactivate their accounts and delete associated personal information through the settings.<br>▪ **Right to restrict processing:** Users may request temporary or permanent restrictions on the processing of their personal information.<br>▪ **Right to withdraw consent:** Users have the right to withdraw consent, including for location, camera, microphone access, or opt-out of personalized push notifications. |
| Principle of third-party data limitation | ▪ Collect personal data from third parties only when required by applicable laws and regulations; we do not proactively collect users' personal information from third parties, and provide user data to third parties only within the scope necessary to complete transactions or provide services.<br>▪ Commit to not renting, selling, or providing personal information to third parties for purposes other than completing transactions or providing services, and to ensure all data sharing complies with applicable laws. |

Tuya systematically safeguards personal information across the lifecycle, including access, transmission, processing, and storage. We build a comprehensive personal data protection framework and ensure the security and reliability of user information through an integrated security architecture.

**User Information Security Mechanisms**

**Device access security**

Proprietary security algorithms provide logical data isolation, combined with multi-level authentication and permission management to prevent unauthorized device access.

**Data communication security**

Support international standard encryption algorithms and transmission protocols, leveraging dynamic key exchange technology to ensure data confidentiality and integrity during transfer.

**Data processing security**

Implement data processing standards covering data cleansing, real-time validation, and full lifecycle auditing, ensuring accuracy, legality, and traceability during use.

**Data storage security**

Apply end-to-end encryption for sensitive information, complemented by integrity checks and anti-tampering mechanisms, ensuring security and reliability during retention.

In 2025, Tuya systematically covered key stages of data flow through critical measures such as log-based personal information anonymization, data storage security controls, and AI toy compliance, providing multi-dimensional and substantive protection for users' privacy and data security.

**Log-Based Personal Information Anonymization**

- Implement a new log management standard to define the key log content and retention periods required by various business systems, and establish anonymization and deletion rules for personal and sensitive information;
- Deploy an automated log compliance monitoring tool to continuously track non-anonymized logs and automatically notify responsible personnel for remediation, effectively reducing personal information leakage risks at the log management stage.

**Data Storage Security Controls**

- Establish a pre-use review mechanism for public storage buckets, with the Compliance Team evaluating all requests;
- Prohibit any storage requests involving user or personal data, preventing sensitive information from being mistakenly stored in public environments and ensuring proactive control over storage security.

**AI Toy Compliance**

- Design and implement age verification and parental authorization solutions, establishing compliance baselines for content security, minor protection, and parental controls;
- Conduct data flow analysis, data protection assessments, and system impact evaluations to ensure compliance and risk management;
- Develop content security policies to restrict harmful outputs and support closed-loop risk management.

# Quality Assurance

We regard excellence in quality as the cornerstone of our long-term development. By pursuing continuous innovation, we deliver solutions that create greater value and are more environmentally friendly, while establishing intellectual property protection systems and quality assurance mechanisms to ensure the safety and reliability of our products and services.

## Product Innovation

Product innovation has become critical to sustaining a Company's competitive edge and long-term growth. We consistently embed innovation into our development strategy and, through forward-looking planning and systematic innovation practices, continuously advance product evolution and inject momentum into industry development.

### Innovation Strategy

Tuya focuses its innovation strategy on energy conservation, carbon reduction, and clean technology, striving to empower customers to achieve their sustainable development goals through intelligent technologies. By integrating AI capabilities with solar and energy storage resources, we build intelligent energy forecasting and dispatch models to improve energy efficiency, reduce carbon emissions, and deliver smart energy solutions covering residential, commercial, and industrial scenarios.

Simultaneously, we continue to optimize the underlying technologies of cloud computing and improve resource utilization through innovation. We expect these efforts to reduce annual cloud computing costs by more than 20%, delivering both environmental and economic benefits.

### Innovation Achievements

Tuya continued to make notable progress in energy-saving innovation in 2025. Through the deep integration of technological innovation with scenario-based applications, we launched multiple low-carbon intelligent solutions spanning energy-saving software development, energy-saving hardware development, smart lighting product development, and ecosystem collaboration, further advancing the implementation of green innovation.

To support the continued implementation of these innovations, we continue to strengthen employees' innovation capabilities. In recent years, we have organized a series of low-carbon training programs and technical exchange activities tailored to the development of low-carbon intelligent products, encouraging employees to integrate carbon-reduction principles throughout the product design and development process. Through systematic carbon knowledge training and practical guidance, employees have developed a deeper understanding of the drivers and pathways of carbon reduction and applied that knowledge to innovative product design, further strengthening green innovation capabilities and expanding application scenarios.

#### Energy-Efficient Software Development

Tuya actively invests in the development of energy-efficient software, leveraging AIoT and AI technologies to connect homes, commercial buildings, and industrial parks, thereby enabling energy visualization and optimization. We continue to expand our green and low-carbon store solutions and AI-powered energy-saving software solutions, helping industries improve operational efficiency while advancing their green transformation.

**Integrated Home Energy Management System (HEMS) for Power Generation, Storage, Charging, and Consumption**

Tuya leverages its integrated Home Energy Management System (HEMS) for power generation, storage, charging, and consumption to translate its carbon neutrality goals into multiple scenarios, including households, commercial buildings, and industrial parks. By improving energy efficiency and reshaping energy management models, we integrate environmental benefits with social responsibility to create long-term value for stakeholders.

**Residential scenarios:**

Through AIoT technologies, deeply integrate the home energy management system with devices such as air conditioners and lighting systems, enabling air conditioners to intelligently adjust temperature based on human activity and allowing lighting systems to adapt automatically to environmental conditions and daily routines.

**Commercial scenarios:**

Build a dynamic energy network integrating photovoltaics, energy storage, charging piles, and central air conditioning systems, enabling real-time monitoring and intelligent dispatch. Optimize electricity costs based on data such as weather conditions, electricity consumption behavior, and time-of-use tariffs, while improving equipment utilization efficiency through dynamic load management and alleviating imbalances among source, grid, and load, thereby enhancing energy utilization efficiency and system resilience.

**Industrial park scenarios:**

Use Large AI models to precisely analyze photovoltaic power generation and electricity demand, enabling coordinated cost control and risk management. Use peak and off-peak electricity pricing to optimize energy storage charging and discharging and reduce electricity costs. Use innovative technologies such as AI-powered voiceprint recognition to detect pipeline leaks, reduce resource waste, and lower energy consumption, carbon emissions, and environmental footprint.


Tuya Inc.
Facilitating Smart Energy Use Through Green Cloud Platform Development

Tuya HEMS Case Featured in a UNGC Report

## Green and Low-Carbon Store Solution

Against the backdrop of the global green and low-carbon transition, retail chains face growing pressure to cut energy use and emissions while controlling operating costs. For chain-store scenarios, Tuya has launched an AIoT-based integrated green and low-carbon solution combining software and hardware. Built around the core principles of "zero carbon, intelligence, and comfort," the solution helps enterprises achieve visible energy use, automated management, and low-carbon operations through system integration, intelligent control, and energy optimization, delivering environmental benefits while creating sustainable economic returns.

Highlights of the Green and Low-Carbon Store Solution:

- **Energy-use visualization:** Multi-dimensional data collection and display, supporting both historical and real-time analysis;
- **Intelligent air-conditioning control:** Based on user behavior and environmental conditions, enabling centralized and zoned control, schedule planning, and scenario-based linkage, with an expected system energy-saving rate of up to 10%;
- **Intelligent lighting linkage:** Through motion sensing, light sensing, and time-based strategies, enabling automatic on/off control, dimming, color tuning, and one-click switching across multiple modes;
- **Refined equipment management:** Through smart plugs, enabling remote on/off control, energy-use monitoring, and cloud-based schedule management for electrical appliances, eliminating standby energy consumption;
- **New energy access:** Supporting flexible integration of photovoltaic and energy storage systems, combined with intelligent strategies to optimize energy storage charging and discharging and increase the share of green electricity;
- **Integrated centralized control:** Through the energy management dashboard, enabling unified monitoring and strategy deployment across multiple devices, while supporting both local and cloud deployment modes.



Light Commercial and Industrial Chain Stores

## AI Energy Management Solution — AI-Driven Energy-Saving Software

Tuya's AI-driven energy-saving software integrates AI technology with automation strategies to build an intelligent, visualized, and controllable energy management system, helping enterprises shift from extensive energy use to intelligent energy saving.

Five core highlights:

| Panoramic monitoring | Intelligent insights | Cost visibility | Benchmark management | Intelligent strategies |
| --- | --- | --- | --- | --- |
| Accurately meter and display energy consumption data in real time, with automatic generation of performance indicators. | Support data-driven management decisions through energy consumption analysis. | Quantify energy-saving results through multi-currency and multi-tariff models. | Set tailored energy efficiency benchmarks to optimize energy-saving strategies. | Automatically regulate equipment to enable demand-based intelligent energy saving. |

### Automated Machine Vision Inspection Company Improves Office Energy Efficiency

By deploying Tuya's smart lighting and energy management system, an automated machine vision inspection company achieved refined lighting control and dynamic energy monitoring based on human-centered needs. Powered by AI-driven intelligent strategies, the Company improved workplace comfort and raised its overall energy-saving rate by 40%, enhancing both employee experience and management efficiency.

### Smart Building Management Company Improves Energy Efficiency and Green Building Standards

By deploying Tuya's energy management system, a high-end smart building management company realized integrated intelligent control over lighting, air conditioning, security, and energy use. Powered by AI algorithms to dynamically optimize equipment operation strategies, the system improved indoor environmental quality and safety while increasing overall energy efficiency by 65%, setting a new benchmark for green buildings.

## Major Launch of "Spatial Intelligence" Unlocks a New Path for the Real-World Deployment of Physical AI

Tuya launched "Spatial Intelligence" to embed AI deeply into the physical world. Through a closed loop of "perception-understanding-decision-execution," it lowers the threshold for AI adoption, accelerates the rollout of "AI life," and uses technology to improve social efficiency and advance inclusive digital transformation.

**Four core technology engines**

**AI empowerment**

Enable proactive and natural spatial interaction through technologies such as multi-source data fusion, multimodal understanding, and tree-of-thought reasoning, improving resource efficiency and reducing manual intervention.

**Open development platform**

Support rapid modular customization of industry SaaS, breaking down the fragmentation of traditional SaaS scenarios, reducing development resource consumption, and helping SMEs achieve digital transformation at lower cost.

**Hardware ecosystem synergy**

Rely on Tuya's mature AIoT device network to provide more than 3,000 hardware products for seamless integration, reducing redundant system deployment and integration waste while promoting the circular use of hardware resources.

**Cloud-edge-device collaborative services**

Support public cloud, edge computing, and localized deployment, balancing energy efficiency with data privacy and meeting the needs of green computing and compliance across different scenarios.

## Energy-Conservation Hardware Development

Through in-depth hardware development, Tuya launched innovative products including the T1, T3, and T5 series modules, while deeply integrating AI capabilities into smart devices. With advantages in high performance, low power consumption, and intelligence, these products are widely used in energy-saving electrical systems, smart agriculture, smart lighting, and photovoltaic energy storage, continuously driving intelligent industry upgrades.

### Energy-Conservation Hardware Development Achievements

In 2025, Tuya's development team launched the T1, T3, and T5 series modules, as well as a range of products including radar Bluetooth modules and solar controllers. These products have been widely applied in plugs, metering, agricultural irrigation, industrial valves, smart lighting, and photovoltaic energy storage.

R&D achievements:

T1 series miniaturized modules

Adapted for small round plugs, energy-saving circuit breakers, and other electrical products, supporting remote scheduled control and energy consumption statistics to advance energy conservation and emissions reduction.



T1 Series Miniaturized Modules

T3/T5 series high-performance modules

Support Wi-Fi 6 and low-power features, and are widely used in sensors, electrical products, door locks, and other applications, contributing to optimized energy consumption.



T3/T5 Series High-performance Modules

Radar Bluetooth modules

Integrate radar sensing with Bluetooth Mesh and feature built-in AI self-learning algorithms to accurately detect human presence. Suitable for smart energy-saving lighting, they deliver an energy-saving rate of over 80%.

Energy-saving rate of over

**80%**


29%
80%
63.5万元/年
综合节能率
节省电费
节能与体验感双向平衡

Highlights of Radar Bluetooth Modules

MPPT solar controllers

Deliver tracking efficiency of over 99%, adjusting the operating point of photovoltaic panels in real time to improve the energy efficiency of photovoltaic systems.

Tracking efficiency of over

**99%**



MPPT Solar Controllers

### AI Energy-Saving Smart Plug

Built on Tuya's AI capability development platform for smart products, we enabled rapid AI integration for smart plugs with metering. By uploading device electricity and power data to train cloud-based agents, users can directly instruct the AI assistant to control on/off functions through multi-modal interactions such as voice and text. Based on data analysis results, the AI can automatically execute scheduled tasks, set power thresholds for automatic shut-off, and provide professional energy analysis reports.

## Smart Lighting Product Development and Ecosystem Synergy

Through AI technologies, Tuya is driving the evolution of whole-home intelligence from "device management" to "scenario-based, proactive services," with lighting emerging as a key application scenario. Our AI-powered whole-home smart solution enables lighting systems to sense their environment and learn autonomously, shifting from "human-controlled" lighting to "proactive lighting services." Through its AI Agent platform and AIoT toolchain, Tuya empowers developers and partners to accelerate the deployment and market scaling of smart lighting products.

### Product Development Support System

- Tuya's TuyaOS Zigbee lighting development kit provides unified interfaces for smart lighting devices, lowering the development threshold across Wi-Fi, Zigbee, Bluetooth, and other connectivity protocols, and helping developers efficiently achieve seamless integration between standard protocols and Tuya's platform protocols.
- The kit supports common general lighting products, such as bulbs, downlights, spotlights, and ceiling lights, as well as ambient lighting products, such as light strips, string lights, and ambient lamps. It also supports multiple lighting functions, including dimming, color tuning, and scene modes.

### Experience and Scenario Capabilities

- Powered by AI, Tuya enables whole-home smart lighting, allowing users to easily create and control personalized lighting scenes through images, text, or natural voice commands. The system uses a smart multi-protocol gateway to stably connect devices across protocols, while supporting both local linkage and remote management to balance stability with ease of use.

### Ecosystem Synergy and Joint Innovation

- Tuya works with ecosystem partners to advance the R&D and innovation of smart lighting products. Through technical collaboration in networking solutions, driver power supplies, outdoor lighting, and other fields, we have jointly launched smart lighting solutions for multiple scenarios and continue to drive the development and deployment of products such as smart switches and energy-saving urban lighting.

### Delivery and Scaling Path

- Through tools such as the AI Agent platform and Zigbee development kit, Tuya helps partners quickly bring smart lighting products from development to mass production. Combined with ecosystem channels and market networks, we jointly promote products in the global market and complete the full process from technology enablement to commercial closed-loop delivery.

# Intellectual Property

We strictly comply with laws and regulations such as the *Patent Law of the People's Republic of China* and the *Trademark Law of the People's Republic of China*. Together with internal policies such as the *Management Regulations on Intellectual Property*, we have systematically built an intellectual property management system to ensure all related work is carried out in a standardized and orderly manner.

We have also established a comprehensive intellectual property protection process to fully safeguard our core competitive strengths and lawful rights and interests in technological innovation and global market expansion, thereby building a solid foundation for sustainable development.

Intellectual Property Protection Process

| Assessment of Overseas Patent Applications | Trademark Enforcement on E-commerce Platforms | Takedown of Counterfeit Apps and Websites |
|---|---|---|
| Launch overseas patent applications based on product market potential and sales prospects to expand IP protection in international markets | Respond to and resolve infringement issues promptly through IP complaint channels on e-commerce platforms | Protect the Company's lawful rights and interests through negotiation, complaints, or legal action |

In 2025, we implemented a series of intellectual property protection measures across the full IP management chain, further enhancing the refinement and professional competence of our management.

Intellectual Property Protection Measures

**Front-end risk assessment**

Launch a dedicated "IP Risk Analysis" approval process, moving IP risk assessment This enables online and traceable workflow management and strengthens early-stage risk prevention.

**Proposal quality improvement**

Refine the patent proposal review mechanism by adding business dimensions such as product profit contribution, and establish a dual-dimensional scoring and tiered management system covering both technology and legal aspects to improve the quality of high-value patent portfolios.

**Full life-cycle management**

Introduce an online approval process for evaluating the maintenance of granted patents, and establish a full-process approval mechanism for trademark rights confirmation, enabling end-to-end digital IP management and improving the visibility and management efficiency of IP assets.

**Authorization compliance and culture building**

Optimize the online approval process for trademark licensing, enable electronic circulation and archiving of licensing agreements, and strengthen IP compliance awareness and communication of innovation value through measures such as the visual display of core patents.

We regularly organize dedicated intellectual property protection training programs for all employees to systematically strengthen the team's professional capabilities in regulatory compliance and IP protection.

Tuya conducts annual intellectual property compliance training on a regular basis to systematically enhance the compliance awareness and professional capabilities of relevant personnel in product R&D, market operations, and supply chain collaboration, providing solid IP protection for the Company's technological innovation and business expansion.

**Training on Design Patent Applications for Graphical User Interfaces (GUI)**

To strengthen the team's IP protection capabilities in product interface design, Tuya carried out dedicated training on GUI design patent applications, focusing on application requirements, infringement assessment criteria, and practical procedures to support IP planning in product design and business expansion.



Tuya has always treated the development of its R&D talent pool as a core strategy and is committed to unlocking the team's innovation potential. Through a well-established patent incentive system, we effectively drive continuous technological innovation and the commercialization of results. During the Reporting Period, the Company was not involved in any IP-related litigation. Supported by a systematic IP management framework and efficient compliance practices, Tuya successfully passed the annual supervisory audit for corporate IP compliance management.

As of the end of the Reporting Period, Tuya held 734 valid patents in total, including 340 invention patents, 161 utility model patents, and 233 design patents, and obtained 1,558 authorized trademarks in total.

As of the end of the Reporting Period

| Valid patents in total | Authorized trademarks in total |
|---|---|
| 734 | 1,558 |

# Quality Assurance

Tuya is committed to building a quality assurance system covering the full life cycle of both software and hardware. We continue to improve quality standards and validation processes, deepen the integration of software and hardware quality assurance, and ensure stable, safe, and high-quality user experiences.

## Software Quality Assurance

Tuya always places the stability and reliability of its software products first. We have established a software quality assurance system covering the full life cycle to ensure that every stage, from development to operations and maintenance, meets high quality standards.

Software Quality Assurance Measures

| Strengthened review mechanisms | Data-driven process and deliverables | Change control before testing | External access thresholds |
|---|---|---|---|
| Optimize the software design review process and assign dedicated personnel to oversee participation, issue closure, and implementation of review conclusions; establish a modular expert review team to improve professionalism and effectiveness at the source. | Conduct refined statistics and reviews of deliverables at each development stage, shifting quality reviews from qualitative to quantitative and improving the measurability and traceability of process control to support continuous improvement. | Strengthen change disclosure before testing, requiring R&D teams to sort out software changes and organizing joint reviews by technical, product, and testing teams to ensure requirement alignment, improve testing efficiency, and reduce risks. | Formulate the *Wi-Fi Chip Import Access Standards*, requiring original manufacturers to provide necessary documents, certificates, and test reports. Chips may enter the import stage only after 90% of the required access materials are completed, and a complete *Problem Analysis Statement* must also be provided to reduce risks in chip import and remediation. |

## Hardware Quality Assurance

Throughout the design and manufacturing of hardware products, Tuya strictly complies with the *Product Quality Law of the People's Republic of China*, the ISO 9001 Quality Management System, and other applicable laws, regulations, and standards. We continue to improve full-process quality management policies, including the *Quality Manual*, the *Product Strategy and Program Management Process*, the *Product Design and Development Process*, and the *Product Delivery Process*.

As of the end of the Reporting Period, Tuya has obtained ISO 9001 Quality Management System certification and continued to undergo third-party surveillance audits to ensure the system remains compliant and effective. During the Reporting Period, the Company successfully passed the annual audit of ISO 9001 certifcation with the audit result of "zero non-conformity".

## Quality Management Throughout the Product R&D Cycle

To enhance product quality and customer satisfaction, Tuya strengthens the depth of technical reviews to ensure alignment between R&D direction and market demand, while implementing structured controls and quantitative evaluation to further improve customer satisfaction, product-market fit, and competitiveness.

Quality Management Measures Throughout the Product R&D Cycle

**Establish a product maturity management system**

- Define DQE as the primary person responsible for issue management and drive closed-loop resolution throughout the process.
- Use quantitative issue analysis to form product maturity indicators, providing a clear view of product health and supporting continuous improvement and cross-functional collaboration.

**Build a multi-disciplinary expert review mechanism**

- Invite experts from hardware, software, testing, and other fields to participate in system reviews during product pre-research and design stages.
- Integrate cross-disciplinary technical expertise to assess solution feasibility, identify potential risks, and improve product design quality and technological innovation.

**Promote a market-oriented demand translation mechanism**

- Take customer needs as the sole input and translate them through multi-level analysis into specific requirements for product design, process, and production.
- Define Critical to Quality (CTQ) and Critical to Process (CTP) characteristics to guide R&D priorities and quality assurance, enabling robust product design.

## Quality Control in the Production Process

To improve supply chain and product quality, Tuya implements systematic improvements in key areas including incoming material inspection, production process traceability, product reliability, and quality culture.

Quality Control Measures in the Production Process

**Upgrade incoming material inspection capabilities**

- Develop a standardized *Incoming Material Inspection Checklist* covering all types of materials;
- Guide factories through multiple rounds of inspection capability reviews, driving the addition of testing equipment and the optimization of inspection methods to significantly improve the accuracy and coverage of incoming material inspection.

**Build a full-chain traceability system**

- Optimize incoming material rules and production systems, and improve product material information management;
- Enable full-chain traceability from customer serial numbers (SN) to production processes and materials, ensuring rapid and accurate identification of quality issues and improving response efficiency.

**Shift reliability control upstream**

- In addition to annual type testing, add reliability sampling inspections at the SMT stage;
- Identify potential firmware risks and hardware anomalies earlier, preventing issues from flowing into later stages and reducing market quality risks.

**Strengthen and co-build a quality culture**

- Continue to carry out "Tuya Quality Month" activities to strengthen quality awareness;
- Encourage partner factories to implement quality improvement projects and step up quality communication, promoting deeper adoption of quality principles and broad participation in quality activities.

## Introduction of Innovative Technologies

With digitalization at the core, we advance automation upgrades, process optimization, and system improvement in a coordinated way to comprehensively enhance production efficiency and quality assurance capabilities.

Measures for Introducing Innovative Technologies

**Automation upgrade of equipment**

Expand networked automated equipment from 5 units to 32 units, significantly increasing the level and scale of production automation.

**Improved line-change efficiency**

Optimize processes to reduce the line-change time of packaging testing machines from 1.5 hours to 0.5 hours, greatly enhancing the production line's responsiveness to multi-variety, small-batch orders.

**Data-driven equipment management**

Enable online real-time monitoring of equipment overall effectiveness (OEE), providing accurate data support for production scheduling optimization, capacity assessment, and order decision-making.

**Enhanced traceability system**

Implement automatic transcoding of raw material labels, linking supplier incoming material information with production codes to achieve full-process traceability from raw materials to finished products.

**Strengthened testing capabilities**

Complete the construction of a production laboratory, providing a dedicated physical space and technical platform for in-process validation, quality analysis, and rapid troubleshooting.

## Product Recalls

Tuya continues to improve its after-sales product recall management system. By strictly implementing the *Finished Product After-Sales Complaint Handling Process Specification* and the *Tuya PaaS Product After-Sales Quality Issue Handling Specification*, we promote closed-loop resolution of market quality issues and effectively ensure standardized and consistent product quality traceability and protection of customer rights and interests.

We continue to refine the product recall handling process, covering every stage from customer feedback receipt to incident review and corrective action. During the Reporting Period, Tuya did not experience any product recall incidents caused by safety or user health issues.

Product Recall Handling Flowchart

| | |
|---|---|
| Receipt and Response | Receive customer feedback on product quality and respond immediately to initiate the investigation process. |
| Investigation and Assessment | Establish a dedicated task force to assess the affected product batches and customer scope, and determine the nature and impact of the incident. |
| Solution Formulation | Based on the investigation and assessment results, determine the incident level and formulate specific handling and resolution plans accordingly. |
| Execution and Communication | Maintain transparent and timely communication with relevant customers, and carry out product recall and other response measures in an orderly manner. |
| Review and Improvement | Conduct a comprehensive review of the entire incident, systematically implement corrective actions, and improve processes to prevent recurrence. |



## Quality Assurance Culture Building

Tuya remains committed to strengthening quality awareness among all employees and continuously deepening its quality assurance culture. During the Reporting Period, we conducted a total of 84 quality-related training sessions, with more than 374 participant attendances in total.

Quality Training System

### Training System Development

- Comprehensive training coverage: Rely on Tuya Academy and Tuya's online platform to systematically carry out quality-focused training, ensuring employees gain a thorough understanding of quality standards and management requirements.
- Specialized training programs: Through dedicated courses such as Quality Management Training for New Employees, help new employees quickly build quality awareness and understand the Company's strategy and quality culture.
- Integration of online and offline formats: Combine online courses with offline workshops to expand participation and improve training effectiveness.

### Training Content and Delivery

- Quality awareness enhancement: Provide training on production quality management, after-sales policies, product warranty extension, and other topics to strengthen employees' understanding of quality requirements across the full process.
- Multi-dimensional specialized training: Cover key quality areas, including the *1+X Product Supply Chain Management Standards*, the *Tuya Requirements for New Product Control at Outsourced Factories*, and the *Various Inspection Methods and Inspection Standards*, to systematically strengthen quality control capabilities.
- Practical operation and case analysis: Combine real quality cases with analysis and discussion to help trainees master problem analysis and resolution in practical scenarios.

### Continuous Follow-up and Assessment

- Training effectiveness evaluation: Assess training outcomes through post-training questionnaires and tests, and refine training content and formats based on feedback.
- Regular capability building: Organize regular targeted training based on business development and employee needs to ensure quality capabilities advance in step with business growth.

## Product Standard Certification

In 2025, Tuya actively responded to the EU Radio Equipment Directive (RED) cybersecurity requirements and completed TÜV SÜD CE certification for 87 module models, covering the WBR, T1, T3, CB, and WR11 series, all of which fully meet the EN 18031 series standards on cybersecurity, data privacy, and fraud prevention. As of the end of the Reporting Period, Tuya had obtained multiple international certifications. For the full list of certifications, please refer to the "Global Compliance - Tuya Smart" section.

# Dedicated Service

Tuya remains customer-oriented, continuously improves user feedback channels, and ensures the transparency and credibility of its products and services through responsible marketing. We are committed to building long-term customer relationships and continuously enhancing the service experience.

## Customer Services

Guided by customer needs, Tuya is committed to building an efficient and professional support system covering the full-service cycle and continuously improving the overall customer experience. By refining service mechanisms, introducing advanced technologies, and strengthening a multi-tiered service system, we ensure customer needs are addressed promptly and effectively, steadily improving customer satisfaction.

### Customer Service System

Tuya has established internal policies such as the *Code of Conduct for Customer Service*, the *Customer Complaint Handling Process*, the *Customer Complaint Rating Standards*, the *Sensitive and Major Incident Handling Process*, and the *Account Deactivation Process* to regulate customer service and privacy protection. At the same time, we continue to strengthen our integrated service system spanning sales, product, and customer service, reinforce the collaboration mechanism of the "iron triangle," and systematically improve full-process closed-loop management to ensure customers receive timely, professional, and efficient support at every stage.

To build a systematic and highly coordinated customer service capability, Tuya has established and continues to optimize its integrated customer service system, deeply combining the functions of sales, product, and customer service. Through cross-functional collaboration, we support the full-service process from demand communication and solution design to R&D scheduling and delivery.

**Sales coordination**

- Provide 24/7 Global service coverage: Provide a one-stop response through hotlines, online platforms, and a technical ticketing system, while establishing dedicated customer support channels.
- Ensure alignment with customer demand: Actively engage in customer requirement communication and solution design to ensure seamless integration between business objectives and technical implementation.

**Product support**

- Provide tiered technical support: Classify technical tickets based on the platform to prioritize urgent debugging, product upgrades, and other high-priority issues.
- Deliver customized solution delivery: Led by the SA solutions team, provide modular function configurations tailored to customer scenarios, effectively shortening development timelines.

**Customer service**

- Provide exclusive support for key customers: Assign a dedicated cross-functional team comprising sales, technical, and delivery experts to strategic customers, ensuring end-to-end tracking from requirements to delivery.
- Establish a risk early warning mechanism: Embed checkpoint reviews at key project execution stages to synchronize real-time progress risks, ensuring maximum value realization of solution deployment

Customer Service System Featuring the Trinity of "Sales, Products and Customer Service"

We have concurrently established an "iron triangle" collaboration mechanism that integrates resources from sales, SA solution experts, and delivery teams to enable cross-functional coordination at key stages, ensuring efficient collaboration throughout the entire process from project launch to delivery and achieving both greater customer value and higher operational efficiency.

- Strictly control project milestones to ensure on-time delivery.
- Lead requirement transformation and solution design.
- Focus on long-term partnership maintenance and commercial value exploration.


Delivery (Execution assurance)
Sales (Customer relations)
SA Solutions (Customized services)

"Iron Triangle" Collaboration Mechanism

### Customer Complaint Response Management

Tuya attaches great importance to customer needs and carefully listens to customer opinions and suggestions to continuously improve its service capabilities. We have established an efficient customer complaint management system and ensure timely response and rapid handling through multiple channels, including online inquiries, customer service email, hotline, technical ticketing system, and business liaison. We also incorporate relevant feedback into the iteration process for products and platforms to drive service improvement and product innovation. In addition, we continue to deepen the application of AI technologies, optimize feedback collection across multiple platforms, dynamically refine the assessment system for customer service staff, and carry out regular employee training to systematically strengthen the team's professional capabilities.

**Real-time online support**
Website live chat: 24/7 online customer service access

**Email service**
Dedicated customer service email: service@tuya.com

**Multilingual Hotlines**
Mainland China: 400-881-8611 (Mandarin)
Regions outside Mainland China: 1-844-672-5646 (English)

**Technical work orders system**
Customers can log in to the platform to submit tickets, which are handled by designated specialists

**Business liaison channel**
Assign dedicated business advisors to provide one-on-one services, including contract consultation and delivery progress tracking

Multiple Complaint Channels

Tuya continues to strengthen the AI service capabilities of its platform by enabling multi-channel AI support across technical tickets, user feedback, customer project groups, and online customer service. We have also designed AI workflows aligned with business needs to improve the accuracy of issue matching and responses.

Tuya strictly follows the *Customer Complaint Handling Process* and the *Customer Complaint Rating Standards*, and has established and implemented a standardized, closed-loop complaint management mechanism to ensure every customer complaint receives a prompt response.

**Acceptance & assessment**: Receive customer complaints through multiple channels, quickly identify customer requests, and clarify responsibility ownership.

**Tiered response**: Classify complaints based on the scope of impact and level of urgency, and assign dedicated personnel for follow-up handling.

**Coordinated resolution**: Integrate internal resources, formulate solutions, and drive implementation to ensure an efficient response.

**Review & analysis**: Regularly review typical cases, identify root causes, and propose corrective recommendations.

**Corrective implementation**: Quality leaders supervise the relevant teams in implementing corrective measures to ensure closed-loop resolution.

**Closed-Loop verification**: Verify the effectiveness of corrective actions to ensure issues are fully resolved and prevented from recurring.

**Archival management**: Keep complete records of complaint cases and archive them to support subsequent optimization with data.

Customer Complaint Handling Process

## Enhancing Customer Service Capabilities

Tuya has established a customer service assessment mechanism covering response efficiency, resolution rate, and service satisfaction, and conducts a comprehensive evaluation every six months to fully review the professionalism of customer service staff and continuously strengthen team capabilities. During the Reporting Period, Tuya received a total of 15 complaints related to products and services, with both the response rate and resolution rate reaching 100%.

**Technology optimization**
- Agent development and knowledge base expansion: By strengthening agent development and expanding industry knowledge bases, we advance the automation of customer service. We continuously optimize intelligent interaction models, improve intent recognition accuracy and contextual understanding, and achieve full coverage of service scenarios.

**Efficiency improvement**
- Higher auto-resolution rate for common issues: Through deeper application of AI technologies, we significantly improve the auto-resolution rate for common issues. Standardized inquiries can now be handled automatically, reducing the cost of manual intervention. We have also established a dynamic monitoring mechanism for issue resolution rates, conducting root-cause analysis on high-frequency unresolved issues and iterating models continuously to improve automated service performance.

**Process optimization**
- Multi-turn replies and automatic routing: By optimizing the design of intelligent service processes, we enable multi-turn conversations in complex consultation scenarios and support precise responses based on context. We also implement intelligent routing for complex issues to ensure professional inquiries receive prompt responses.

**Global services**
- Multi-region deployment of AI capabilities: We are advancing the global multi-region deployment of AI service capabilities and building intelligent service nodes covering major business regions. Combined with local regulatory requirements, this enables compliant intelligent service experiences.

**Business coverage**
- AI enablement across multiple scenarios and business lines: We have introduced AI capabilities across channels including technical tickets, user feedback tickets, project group services, and online customer service, improving service efficiency and customer experience.

AI Service Capability Building

Tuya provides employees with a wide range of capability-building training programs to continuously empower customer service personnel.

During the Reporting Period, customer service-related training totaled **527** hours

Participant attendances **405** person-times

### Pre-job Training for New Employees

We organized onboarding training for new hires at the Platform Service Center, to help them quickly integrate into the team and develop a comprehensive understanding of the Company's culture, internal systems, business operations, and job responsibilities, while enhancing service awareness, professional capabilities, and response efficiency, and reducing operational errors and risks. The training covered relevant Company policies, platform operation instructions, business and product support, and dedicated customer service capability modules, with a total of eight sessions conducted.

### On-the-Job Training

We organized targeted skills enhancement training to improve employees' professional competence and work capabilities, enabling them to better adapt to rapid business development, perform tasks efficiently, and address capability gaps. The training covered process updates, back-end system usage (such as log and linkage record inquiries), and device unbinding procedures. The training was provided to all service staff through a total of seven sessions, covering 46 participant attendances.

### New Business Training

We conducted new business training to enable employees to quickly acquire knowledge of the platform's new businesses, features, and products, through a combination of online training and offline practice. Taking AI hardware (including the WuKong development framework and agent development) as an example, we adopted an on-the-job training model that integrates centralized offline training with hands-on practice (such as hackathons), enabling employees to rapidly build capabilities in AI product development support and ensuring the efficient delivery of customer projects. The training was provided to all service personnel, with a total of five sessions conducted, covering 105 participant attendances.



### Participation in Developer Activities: Hackathon Developer Events

We actively organize employees to participate in developer activities such as hackathons, using hands-on projects to strengthen technological innovation, problem-solving, and teamwork. In high-intensity development settings, employees are required to respond quickly to changing business needs and design innovative solutions, thereby improving their application development capabilities in complex business scenarios and enabling them to provide customers with more forward-looking technical service support.



### Training on the Application of AI Productivity Tools

We organize employees to learn and apply AI-related tools and equip them with productivity-enhancing tools to strengthen professional capabilities while improving problem-solving efficiency. For example, we provided tools such as AI-based customer issue analysis, similar ticket recommendations, intelligent answer suggestions, and knowledge assistants, enabling employees to quickly identify customer issues and deliver professional solutions.

## Customer Satisfaction Survey

Tuya places great importance on customer satisfaction with its products and services and has established a well-structured customer satisfaction evaluation system to continuously track changes in customer experience. We have set up a real-time evaluation mechanism to enable users to provide immediate feedback on our service capabilities. In addition, we conduct satisfaction surveys across multiple service scenarios, including platform technical support, project completion, hotline services, and online consultations, systematically collecting customer feedback to provide an effective basis for service improvement and innovation.

### Platform technical support satisfaction survey

- After work orders are closed at the platform, customers can rate the service upon completion using a 1–5-star system, in which 4 and 5 stars indicate satisfaction; Evaluation criteria include response speed, professional competence, service attitude, and clarity of explanation.
- Satisfaction rate in 2025: **95.70%**.

### Platform project (SME Customers) satisfaction survey

- After project completion, we send satisfaction questionnaires on a monthly basis to customers of different tiers whose projects were closed in that month. The survey covers the business stage, demand communication stage, project process, project implementation, and aftersales technical service stage.
- Satisfaction rate in 2025: **100%**.

### Hotline satisfaction survey

- When customers call the hotline listed on the Company's official website, they can evaluate the service after the call ends. The options are "Satisfied" and "Dissatisfied."
- Satisfaction rate in 2025: **98.39%**.

### Online satisfaction survey

- After customers complete an online consultation on the platform, they can evaluate the service at the end of the session using a 1-to-5-star rating system, with 4- and 5-stars indicating satisfaction.
- Satisfaction rate in 2025: **93.51%**.

# Responsible Marketing

Tuya actively implements responsible marketing requirements and strictly complies with laws and regulations such as the *Anti-Unfair Competition Law of the People's Republic of China* and the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests*. We have also established policies and rules including the *Promotion Approval Process Policy* and the *Tuya VI Standards* to strictly manage external communications. In public communications management, we have formulated and implemented the *Sensitive and Major Incident Handling Process*, which defines the defines response procedures for public opinion response and enables closed-loop management across the full process.

In 2025, the Company introduced the *PBT Introduction* and the *PBT Logo Usage Guidelines*, requiring all external materials to be reviewed and receive PBT certification before release. This further standardizes trademark use and helps safeguard the Company's image. In addition, Tuya strictly follows the approval process for external communications, covering the full process from material preparation, filing, and review to feedback and publication, ensuring information is accurate and released in a timely manner.

Tuya is committed to building a responsible corporate image and continuously strengthening its ESG influence in the global market. During the Reporting Period, we actively participated in major international industry exhibitions to share Tuya's innovations and vision with the world. For further details, please refer to Section 3.3, Industry Co-creation, in this Report.



03

# Collaborating Across Value Chains for Shared Responsibility

Tuya believes that the sustainable development of a business relies on the collaborative creation of all parties in the value chain. We have built a responsible supply chain system, continuously empowering community development through technological innovation, and working together with global partners to promote industry progress and jointly establish standards. We are committed to creating a positive cycle between commercial value and social value, and working with multiple stakeholders to co-create a sustainable future.

Response to SDGs


3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
11 SUSTAINABLE CITIES AND COMMUNITIES

# Responsible Supply Chain

Tuya has always regarded supply chain management as a core element in ensuring product quality. We are committed to deepening end-to-end management, strengthening systematic empowerment, and promoting collaborative green transformation, with the aim of building a secure, efficient, and responsible integrated supply chain ecosystem.

## Supplier Management

We have established a supply chain management system that spans the entire lifecycle, including supplier onboarding, procurement execution, contract management, evaluation, and auditing. Leveraging product quality control standards, the Company implements a systematic management process covering qualification pre-screening, risk screening, regular audits, and performance assessments, while deeply integrating environmental and social responsibility factors into supplier evaluation and collaboration at every stage.

Tuya's supplier ecosystem covers multiple areas, including chips, software components, cloud services, and operational support. As of the end of the Reporting Period, we have collaborated with 1,812 suppliers, including 1,604 suppliers from Mainland China and Hong Kong, Macau, and Taiwan, and 208 suppliers from overseas, establishing a local support and global collaboration supply chain system.

### Supplier Access Management

We strictly adhere to the *Supplier Management Procedures*, the *New Product Introduction Control Procedures*, the *Inspection Control Procedures*, and other core regulations, establishing a systematic and standardized supplier onboarding management mechanism. In 2025, we updated the *New Product Introduction Control Procedures*, further clarifying the definition of key materials and improving the verification items required during the material introduction phase, including self-testing, small-batch trial production, reliability testing certification, and related tests. We also refined the responsibilities of the functional departments at each stage. Additionally, we optimized the incoming material inspection standards and sampling plans, improving the accuracy and efficiency of the acceptance process.

**Supplier Qualification Review and Optimization**

- In conjunction with the *Supplier Questionnaire* and credit platforms, we conduct a comprehensive qualification evaluation of suppliers, focusing on quality control, delivery capabilities, and operational status.
- During the reporting period, we further refined the review guidelines for supply chain management and environmental control, focusing on the suppliers' ability to identify and manage risks within their overall supply chain.

**Multi-Dimensional Joint On-Site Audits**

- For key suppliers, we organize joint on-site audits involving procurement, technology, quality control, and other departments to evaluate their production management, process standards, and supply chain risk management capabilities.
- Through remote audits, we screen suppliers with excellent product quality control capabilities, improving the efficiency of initial screening and the pass rate of on-site audits.

**Compliance Agreements and Accountability Constraints**

- All suppliers that pass the review are required to sign a series of documents, including the *Business Ethics Agreement, Environmental Protection Agreement, Social Responsibility Commitment*, and *Stakeholder Agreement*, to formalize the cooperation standards through contracts.

Supplier Onboarding Management

### Supplier Assessment

Tuya employs a layered and categorized performance evaluation system, along with a precise remediation support mechanism, to manage suppliers' performance throughout their lifecycle, continuously driving improvements in supply chain quality, delivery, and compliance.

**Layered Evaluation and Tiered Management**

- **Monthly Performance Evaluation:** During the Reporting Period, we conducted monthly performance evaluations for 962 suppliers, covering all transaction suppliers for the month, focusing on quality, delivery, and cost.
- **New Supplier Review:** During the Reporting Period, we conducted access reviews for 35 new suppliers, 24 of which passed the review. The review covered a comprehensive range of dimensions, including quality control, production and delivery capabilities, product R&D, supply chain management, environmental control, and warehouse management, ensuring the overall capabilities of new partners.
- **Regular Audits for Existing Suppliers:** According to the annual audit plan, we conducted 38 on-site audits of suppliers on the qualified supplier list, completing 100% of the annual plan. The audits focused on the continuity of quality and delivery control, the implementation of previous improvement measures, and environmental compliance.

**Targeted Remediation and Closed-Loop Management**

- **Focused Communication and Special Meetings:** For suppliers who failed to meet the monthly performance standards, we conducted focused communications and held monthly improvement meetings to analyze the root causes and develop targeted corrective actions.
- **Tracking Improvement and Closed-Loop Management:** The above corrective actions were tracked and verified in subsequent monthly evaluations. During the Reporting Period, the performance of relevant suppliers generally improved, and no suppliers were continuously non-compliant, ensuring sustained improvement in supply chain performance and operational stability.

**Privacy and Data Compliance Audits**

- In accordance with the *Supplier Assessment Process*, we conducted standardized data protection and privacy compliance assessments for suppliers, including GDPR (*General Data Protection Regulation*), PIA (Privacy Impact Assessment), and DPIA (Data Protection Impact Assessment), ensuring that their data processing activities comply with relevant regulatory requirements.

# Sustainable Supply Chain

Tuya is committed to deeply integrating ESG factors into the entire lifecycle of supply chain management. Through policy frameworks, audits, evaluations, and performance guidance, we work alongside suppliers to build a more resilient, green, and responsible supply chain ecosystem.

## Supplier ESG Audits and Management

We explicitly embed ESG requirements into the critical stages of supplier onboarding and ongoing collaboration, ensuring sustainable management responsibilities are implemented from the outset and throughout the process.

### Commitment to Responsibility

In the supplier onboarding process, we require all new suppliers to sign the *Environmental Agreement*, *Social Responsibility Commitment*, and *Conflict Minerals Agreement* 100%.

- Product Environmental Compliance: Supplier products must meet the requirements of RoHS, REACH, and other local environmental regulations, and prohibit the use of conflict minerals in products.
- Social Responsibility: Child labor and forced labor are strictly prohibited, and the health and safety of workers must be protected.

### Comprehensive Audits

The audit criteria have explicitly added occupational health and safety management requirements, incorporating issues such as child labor and forced labor compliance, as well as occupational health and safety measures, into the supplier audit framework. These factors serve as critical criteria for both supplier onboarding evaluations and ongoing cooperation management.

### Performance Management

We also include ESG performance in the supplier's monthly performance evaluation system (e.g., using penalty points), driving continuous improvement in their daily operations.

In terms of environmental risk management in the supply chain, we have established a scientific and comprehensive environmental risk control, assessment, and evaluation mechanism. The aim is to systematically identify, manage, and reduce environmental compliance risks, while driving the overall improvement of the supply chain's green capabilities.

### Environmental Risk Assessment

In the annual supplier audit, a dedicated "environmental management" audit is conducted, with a weight of 10%, focusing on the following key dimensions:

- Establishment and implementation of the environmental management system
- Supplier's environmental monitoring mechanisms and risk assessment capabilities
- Compliance with the signing of environmental agreements and related documentation
- Environmental testing standards for raw materials and mechanisms for handling excess levels
- Equipment for environmental testing and pollution prevention capabilities during production processes
- Effectiveness of full-process segregation management between environmental and non-environmental products

To further enhance suppliers' awareness of environmental compliance and their environmental management capabilities, we regularly conduct environmental protection training for suppliers through on-site or remote meetings. The training covers key areas such as environmental regulations and hazardous substance control.

To ensure fairness, justice, and transparency in procurement activities and mitigate commercial corruption risks, we continually strengthen suppliers' integrity management, working together with them to maintain a clean and healthy business ecosystem.

- At the entry stage, we establish and implement a mandatory signing mechanism for the *Stakeholder Agreement*, requiring all new suppliers to sign before formal cooperation begins.
- Through a combination of system constraints, process controls, and integrity advocacy, we have developed a management mechanism that covers both the entry of new suppliers and the ongoing cooperation process.

Supplier Integrity Management

## Low-Carbon Transformation of the Supply Chain

Tuya is committed to driving the low-carbon transformation of the supply chain. By optimizing packaging solutions and collaborating on green production, we continue to reduce the environmental impact throughout the entire product lifecycle. Together with our suppliers, we explore circular economy models, building an environmentally friendly, low-carbon, and efficient industrial ecosystem.

### Packaging Optimization and Recycling

Promoting Plastic-Free Packaging: For various product categories such as IPCs and sensors, we replace PE bags, blister packaging, and other materials with eco-friendly alternatives like paper bags or paper liners to meet market demands for environmental sustainability.

Achieving Packaging Material Recycling: For products involving multi-factory collaboration, such as gateways, we coordinate with PCBA and final assembly factories to streamline processes and enable the customized recycling of turnover packaging materials.

### Green Production Collaboration

Setting Environmental Standards: We collaborate with suppliers to establish standards for eco-friendly raw materials, promote renewable materials, and clean production processes to reduce carbon emissions throughout the product lifecycle.

Enhancing Compliance Management: We regularly conduct tests on suppliers' materials for RoHS compliance and continuously emphasize environmental regulatory requirements in monthly and annual quality meetings.

## Supplier Empowerment

Tuya integrates supplier capability building into its daily collaboration framework. Through establishing regular communication and training mechanisms and conducting targeted quality improvement projects, we help our supply chain partners enhance their quality management standards and jointly build an efficient and resilient value chain collaboration network.

### Supplier Communication and Training

Through diverse communication and training mechanisms, we engage closely with suppliers to jointly discuss key supply chain issues, conduct special problem-solving workshops, and collaborate on improvements. We also hold annual supplier meetings to share yearly quality and delivery data, and provide training on compliance, ESG, and other relevant topics.

During the Reporting Period, we conducted special quality empowerment for 41 suppliers, focusing on materials such as PCB, shielding covers, wire harnesses, connectors, and others. This initiative primarily addressed areas of weak control and newly introduced partners. The training was conducted in both on-site and remote formats, combining systematic knowledge transfer and hands-on guidance, which significantly improved suppliers' quality control capabilities.

### Supplier Support and Assistance

We provide in-depth, targeted operational support and capability-building assistance to suppliers based on their actual needs in key areas such as capacity upgrading and quality enhancement. This helps suppliers achieve a leap in their capabilities, ensuring the stability and efficiency of the supply chain.

#### Support for the Relocation and Capacity Upgrade of a Contract Manufacturer

In 2025, Tuya was deeply involved in the comprehensive relocation and capacity upgrade project of a contract manufacturer. This factory handles orders for several key clients. To ensure seamless production transition and smooth quality system integration, we assigned a dedicated team to provide full support, including factory layout planning, intelligent transformation, relocation coordination, and staff training. During the trial operation phase, we strengthened on-site inspections and implemented closed-loop corrective actions, ensuring that the new production lines successfully passed on-site audits from key customers and received positive feedback.

#### Support for Improving Supplier Incoming Material Inspection Capabilities

In 2025, to reduce quality risks caused by defective materials, Tuya promoted a special initiative to enhance incoming material inspection capabilities across all contract manufacturers. By consolidating key material inspection standards, conducting factory self-assessments and on-site reviews, assisting in the development of improvement plans, configuring testing tools, and optimizing inspection methods, we achieved an average improvement of over 10 points in inspection capability scores for each factory. During the Reporting Period, quality issues caused by incoming materials dropped by more than 60% year-on-year, further solidifying the foundation of supply chain quality control.

# Empowering Communities

Tuya adheres to the philosophy of "technology for good" and is committed to transforming its leading IoT and AI technologies into social value that serves community development, promotes low-carbon transformation, and empowers diverse groups. Through innovative solutions, we continuously support cities, rural areas, and households in achieving energy savings, efficiency improvements, and sustainable development.

## Empowering Social Low-Carbon Transformation

We focus on energy use scenarios in households and communities, providing intelligent energy management solutions to help reduce carbon emissions and promote the adoption of green, low-carbon lifestyles.

#### AI HEMS – Home Energy Management System Upgrade

In 2025, Tuya upgraded its Home Energy Management System (HEMS) to the new "AI HEMS," launching a next-generation solution that supports dynamic pricing integration, AI energy scheduling, and user interaction. The system integrates AI functions such as intelligent load recognition, price forecasting, and power generation prediction, enabling precise control of home energy usage. Based on Tuya's open IoT ecosystem, the system connects with over 3,000 smart devices and supports multiple protocols such as Matter and Home Assistant, creating an energy collaborative network covering photovoltaics, energy storage, home appliances, and EV charging stations. The AI Energy Assistant provides 24/7 proactive strategy support, helping households achieve real-time data analysis, optimize energy efficiency, and reduce energy costs, empowering users to participate in sustainable energy management.


Morning Peak
24h Live Forecast


Good morning
AI Models



## Singapore HDB Smart Home Energy Management System Project

Tuya is involved in the Housing and Development Board (HDB) Smart Home Energy Management System project in Singapore, which has been continuously advancing in scale since its initiation. The project uses technologies such as Non-Intrusive Load Monitoring (NILM) to achieve real-time monitoring and visual analysis of household electricity consumption, providing data support to optimize energy usage for residents and improving the scientific management of residential energy efficiency.

As of the end of the Reporting Period, 2,077 core control units have been delivered and deployed, with the first batch of systems expected to be operational by the second quarter of 2026. The project will further expand to 8,600 newly built homes and is set to scale nationwide, reaching approximately 1.4 million flats in Singapore. This initiative will provide significant support for building a city-level household energy data platform and promoting the development of low-carbon smart cities.

| | |
|---|---|
| Energy Model Optimization | Based on real-time monitoring and data analysis from the HEMS system, users can actively adjust their electricity consumption behavior according to dynamic electricity prices. This not only reduces household electricity costs but also effectively supports peak shaving and valley filling for the grid, enhancing the operational efficiency of the energy system. |
| Carbon Reduction Support | In pilot projects, the collaborative solution of NILM and HEMS has helped households achieve 15%-25% savings in energy and electricity costs. When combined with photovoltaic and other clean energy systems, further reductions in household carbon emissions are possible, providing a replicable path for low-carbon energy use in households. |
| Industry Collaboration | Tuya collaborates with local home appliance brands and retailers in Singapore to launch an integrated sales model of "device + gateway," increasing the connectivity and system usage rates of devices, and promoting the large-scale deployment of HEMS among end users. |

Project Outcomes

## Thailand Rural Green Energy and Integrated Security Project

Tuya has deployed a solar-powered smart streetlight and security monitoring integrated solution in rural areas of Thailand. The photovoltaic system enables 100% green self-supply of energy, achieving zero electricity costs and zero carbon emissions from the source. The project has effectively improved local infrastructure, combining energy-saving, environmental protection, and social benefits.

Currently, 900 solar streetlights and 450 solar cameras have been installed, improving nighttime lighting conditions and public security management in rural areas, bringing practical convenience to residents. The solution is highly scalable and can be gradually upgraded into a comprehensive rural public service platform by integrating functions such as environmental monitoring and information dissemination. The successful implementation of this project provides a replicable model for promoting green infrastructure and digital rural development in Thailand and Southeast Asia, contributing to the region's sustainable development process.





# Serving Diverse Communities

Through technological innovation driving the social application of products and services, we make technology accessible to a broader range of communities, with a special focus on human health, children's development, barrier-free communication, and elderly care. We are committed to creating long-term value for different communities through intelligent solutions.

## Innovative AI Health Solutions ,Empowering Scientific Diet

In 2025, Tuya introduced an innovative AI food scale image detection solution, integrating advanced AI image recognition and nutrition analysis technology into everyday health management, empowering global users to adopt scientific and sustainable lifestyles. The solution uses a unique "edge-cloud collaboration" architecture, integrating edge-side AI quality detection with cloud-based deep recognition capabilities. It can accurately identify over 300,000 types of food (including ingredients in various processing methods) and provide detailed nutritional analysis and personalized meal recommendations.


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1000g
Manual input
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## Innovative AI Oral Health Monitoring, Empowering Inclusive Health Management

In 2025, Tuya launched an On-App AI-based oral mirror solution, aimed at lowering the threshold for professional health monitoring through technological innovation, enabling users to conduct convenient and efficient early screenings for oral diseases. The solution uses a localized AI model to support millisecond-level offline analysis of captured images on smart oral mirrors and other devices. It can quickly identify six common oral health issues, including tartar, cavities, and gingivitis, and provide preliminary evaluations and medical advice.

### Enhancing Children's Artistic Education through Innovation

In 2025, Tuya introduced a new AI painting robot solution, integrating voice interaction, computer vision, and high-precision robotic arm control technologies, creating a complete creative loop from idea conception to physical painting. The solution supports multi-modal interactions, allowing users to trigger the creation process through voice commands, image recognition, and mobile applications. The system generates painting trajectories in real time and converts them into precise robotic arm movements. In children's educational scenarios, the solution offers content filtering mechanisms that meet educational safety standards and parental control functions, ensuring the content is age-appropriate and healthy. The system also supports integration with external devices such as story machines and educational robots, expanding into narrative creation, cognitive development, and other diverse educational scenes.





### Technology Empowering Communication for Hearing-Impaired Individuals

With the continuous integration of AI technology into everyday life, Tuya has introduced an AI audio transcription and translation solution. This solution provides voice recognition, multilingual translation, content summarization, and mind map generation functions for hardware such as headphones and recording devices. By collecting audio on the device side, processing and interaction on the app side, and integrating multi-model AI capabilities on the cloud, the solution builds a complete edge-cloud collaboration framework. It supports developers in providing practical speech assistance and communication tools for hearing-impaired individuals, language learners, cross-border business professionals, and multilingual conference settings.

### "Smart Care" for the Elderly

In 2025, Tuya officially partnered with Spanish Technology Company Group Salto to provide a "1+X" holistic solution for elderly care settings. The fall detection monitoring product, which has already been delivered this year, enhances safety monitoring and daily care for elderly communities and nursing homes through smart technology. This collaboration enriches the product matrix for smart elderly care and drives business implementation.





## Contributing to Community Development

We are committed to transforming our technical resources and innovation capabilities into tangible social welfare. By encouraging employees to engage in public welfare and supporting the use of technological solutions to address societal challenges, we direct our expertise toward community development and social progress, creating tangible and sustainable value.

### 616 Anniversary Charitable Activity

During our 2025 anniversary celebration, we launched a charitable donation campaign targeting "Wengjiang Primary School in Longsheng County, Guilin City, Guangxi." We organized employees to participate together, spreading warmth and care. Upon receiving feedback photos from the school, seeing the children picking out their desired gifts made the significance of this charitable action more real and impactful. It also motivates us to continue investing in and carrying out more heartfelt public welfare initiatives in the future.





### "AI Cattle Search" Agricultural Support Project

In 2025, we collaborated with well-known digital influencer "He Tongxue" and his team to develop the "AI Cattle Search" smart hardware based on Tuya's Tuya Open open-source framework and AI Agent development platform. The project aims to help farmers in the remote mountainous areas of Guangxi address the issue of finding cattle. The system, using collar locators, LoRa relay stations, and "Cattle Tracking Communicators," provides precise cattle positioning and supports voice-guided search functions in the mountainous areas with no signal, effectively improving the efficiency and safety of farmers' livestock management.




这就是我们做的找牛系统

# Industry Co-creation

Tuya is actively collaborating with industry partners, continuing to deepen innovation and cooperation in key areas such as smart energy and smart homes, jointly promoting industry knowledge exchange and technical standard collaboration, and building an open and mutually beneficial industry ecosystem.

## Advancing Industry Exchange

Tuya participates in global industry events, showcasing its innovations and mature solutions in cutting-edge technologies like artificial intelligence and the Internet of Things. It engages in in-depth communication and collaboration with international industry partners, users, developers, and other stakeholders.

### Tuya at CES 2025: Pioneering the Smart Future with AI Technology

At CES 2025, Tuya, in collaboration with global developers, displayed a range of innovative AI and IoT-based products and solutions. These included smart rings, AI meeting headphones, AI dolls, and various AI Agent applications, addressing diverse scenarios such as health management, remote work, child companionship, and everyday life. These solutions help users improve exercise and sleep management efficiency, reduce information processing burdens, and offer interactive and emotionally supportive experiences for children and families. Simultaneously, Tuya collaborated with mainstream large model ecosystem partners via its open AI Agent development platform to innovate continuously, lowering the threshold for AI applications and empowering developers to transform cutting-edge technologies into scalable smart hardware and services, fostering technological inclusivity and the sustainable development of smart lifestyles.


AI
Agent



### Tuya at IFA 2025: AI Empowering a New Era of Smart Living

At IFA 2025 in Berlin, Tuya showcased its innovations in AI hardware and energy management under the theme "AI, Built. Powered by Tuya." With products like AI headphones, AI Note, AI desktop robots, and AI-enabled smart cameras with screens, we provided users with diverse solutions for cross-language communication, efficient office recording, emotional companionship, and intelligent security. Additionally, Tuya introduced its AI energy solutions, which integrate AI load recognition, energy scheduling, and power generation forecasting technologies, empowering home and balcony energy storage systems to achieve efficient energy management and green energy consumption.




IFA
Discover
AI-Powered Energy
Optimization

## Building a Thriving Technological Ecosystem

Tuya explores diverse paths for the industry's technological ecosystem. By hosting industry competitions, participating in industry conferences, and engaging in cutting-edge forums, we are focused on building an open, collaborative, and sustainable technological ecosystem that drives the innovative application and real-world deployment of AI and IoT technologies across various scenarios.

### Tuya Hosts the "2025 SparkS Global AI Hardware Innovation Competition"

In 2025, Tuya, in collaboration with the Hangzhou municipal government and relevant institutions, launched and hosted the "SparkS Global AI Hardware Innovation Competition." The competition focuses on the deep integration of AI hardware with real-world applications, with five tracks: AI + Life, Business, Industry, Transportation, and Social Governance. It seeks innovative projects with commercialization potential from around the world. The goal is to bridge the "last mile" from technological innovation to industrial application, providing multidimensional support, including capital, technology, and policy, to outstanding projects.


2025 SPARKS 全球AI硬件创新大赛
线上发布会

### Tuya Hosts the "2025 TUYA Global Developer Conference"

On April 23, 2025, the "2025 TUYA Global Developer Conference" was officially opened in Shenzhen. With the theme "AI Reshapes the Physical World," the conference featured several sub-forums, including "AI Leading New Energy," gathering experts from leading energy organizations such as the European Energy Storage Association. Together, they discussed the latest breakthroughs and application prospects of AI in fields such as multimodal interaction, Agent commercialization, spatial intelligence, and smart energy, offering global developers cutting-edge technical insights and collaboration opportunities.


破局与重构：AI 如何重塑行业生态
2025 TUYA 全球开发者大会
TUYA GLOBAL DEVELOPER SUMMIT



### Tuya Attends the "AI and Cyber Governance Dialogue" Forum in London

On October 8, 2025, Tuya participated in the "AI & Cyber Governance Dialogue" forum in London, sharing the Company's practical experience and strategic insights on global AI security governance with the theme "The New Realities of Corporate AI Security." As a global AI cloud platform service provider, Tuya elaborated on its AI security initiatives during the keynote speech, including obtaining multiple international third-party security certifications, establishing a dedicated security team, deploying six highly responsive data centers globally, and collaborating deeply with global cloud service providers such as AWS and Google Cloud, ensuring user privacy through technologies like data anonymization.

### LumBinaire Featured at Tuya's Global Ecosystem Expo, Driving the Wave of Smart Transformation

At the 2025 Bangkok Building Materials Exhibition in Thailand, Tuya, in partnership with local smart automation system supplier LumBinaire, jointly held the Global Ecosystem Expo, showcasing their collaborative innovation in smart home and energy management. The two companies combined their technological capabilities to offer a comprehensive smart home system with device connectivity and unified control for the real estate sector, focusing on the Home Energy Management Solution (HEMS) to help users manage energy consumption and optimize energy efficiency. This partnership further strengthened Tuya's localized ecosystem in Southeast Asia, supporting regional smart real estate and energy management industry upgrades.


tuya
Tuya Ecosystem Partners Exhibition

### Alibaba Cloud Showcases Full-Stack Cloud Computing Products at the 2025 Tuya Global Ecosystem Expo


阿里云：领先的全球全栈AI云
TUYA 全球开发者大会
TUYA GLOBAL DEVELOPER SUMMIT

At the 2025 TUYA Global Developer Conference, Alibaba Cloud, a global leader in cloud services, jointly exhibited full-stack cloud computing products with Tuya, releasing the "Tuya IoT Platform Alibaba Cloud Edition." The platform, built on Alibaba Cloud's comprehensive product system covering IaaS, PaaS, and MaaS, including Tongyi Qianwen large models, the AI platform PAI, and elastic infrastructure, offers full-link support for developers, from underlying computing power to model deployment. It enables fast connection and stable global deployment of smart devices. This collaboration deepens the ecosystem synergy between the two companies in cloud computing and IoT, providing an efficient and open technical foundation for industrial intelligence upgrades.

## Supporting Global Carbon Reduction

Tuya is deeply engaged in global climate governance dialogues and international industry exchanges, dedicated to promoting low-carbon technology cooperation and application worldwide, and contributing innovative solutions to combat climate change.

### Tuya Attends COP30 and Becomes a Founding Partner of the UN Climate Solutions Platform

At the 30th Conference of the Parties (COP30) to the United Nations Framework Convention on Climate Change (UNFCCC) held in Belem, Brazil, Tuya became one of the first strategic partners to join the UN Climate Solutions (Digital) Platform. During the event, we shared our AI-driven carbon reduction practices in the Blue Zone, showcasing the smart building energy management system based on the AIoT platform. This system, using human-sensing sensors, automatically adjusts air conditioning, lighting, and appliance operation states, resulting in an overall energy consumption reduction of up to 30%, providing a replicable digital carbon reduction case globally.



### Tuya Showcases at the 2025 Munich Smart Energy Exhibition

At the 2025 Munich Smart Energy Exhibition in Germany, Tuya demonstrated its AI energy scheduling solution. This solution covers key aspects such as power generation prediction, electricity consumption forecasting, and dynamic pricing prediction, automatically generating optimal energy-saving strategies. Additionally, the newly upgraded balcony energy storage solution integrates AI energy-saving strategies with smart home systems, allowing precise energy consumption control and helping households build a sustainable energy-saving loop.


The All-in-One Balcony Solar Solution
The Future of Home Energy, Delivered
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### Tuya Hosts "Industry-Research-Education" Collaborative Event in the Energy Field

In collaboration with the College of Energy Engineering at Zhejiang University and other institutions, Tuya successfully hosted the "Energy 'Intelligence' Path" industry-research collaboration series. The event focused on the cutting-edge "AI + Energy" technology, bringing together experts from academia and industry to engage in in-depth discussions on the innovative application of AI in home energy management and zero-carbon campus construction, promoting the alignment of technological innovation with industry needs and supporting the development of smart energy talent and collaborative industry-academic-research development.


能源有AI 未来向智

### Tuya Attends the 2025 EESA Energy Storage Summit

At the 2025 EESA Energy Storage Summit in Shanghai, Tuya participated as a core ecological partner in the joint unveiling of the "UN Global Innovation Hub Digital Carbon Reduction Platform," showcasing its industry involvement in driving energy digitalization and sustainable transformation. The summit, themed "Green Carbon Ecology, Smart Storage Innovation Era," gathered representatives from governments, industries, academia, and research sectors to discuss the development of new energy storage technologies, zero-carbon campus construction, and global collaborative carbon reduction paths. Tuya actively contributed to the energy storage industry ecosystem by participating in high-level dialogues and ecosystem collaboration, supporting the integration of "source-grid-load-storage" and the empowerment of digital technologies for low-carbon transformation, helping the energy storage industry transition to a more efficient, collaborative, and sustainable development phase.


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2025EESA储能峰会（上海）
2025 EESA Summit (Shanghai)
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Roundtable Dialogue 1 Digitalisation Empowering Sustainability: Building a Low-Carbon Collaborative Ecosystem
Rita Dias

### Tuya Joins the Global Enabling Sustainability Initiative (GeSI)

Tuya has joined the Global Enabling Sustainability Initiative (GeSI) and was invited to participate in the launch ceremony of the UN Climate Change Solutions Hub (UNSH), becoming one of the first companies to join this platform. The platform, driven by the UN Climate Change Global Innovation Hub and GeSI, aims to connect global climate action technologies, resources, and practical needs, promoting digitalization efforts.

## Industry Development and Industry Recognition

In driving the global digital transformation and sustainable development of industries, Tuya continuously injects momentum into the sector through technological innovation, empowerment, and standards development. Our achievements have been widely recognized by authoritative industry organizations, partners, and stakeholders.

### Tuya's Participation in the Smart Home Interoperability Standards Development

In September 2025, Tuya actively participated in the 20th meeting of the joint working group between the China Household Electrical Appliances Association (CHEAA) and the China Communications Standards Association (CCSA). During the meeting, the draft of the "*Bluetooth-based WLAN Terminal Rapid Networking Test Method for Smart Home Systems*" was reviewed and approved. The meeting also held in-depth discussions on cutting-edge topics such as smart connected vehicles, home connectivity, and service robot system standardization, contributing to industry collaboration and standard development.


第20次会议

### Tuya Named to Forbes China's Top 50 AI Tech Companies

In May 2025, Tuya was named to Forbes "Top 50 Artificial Intelligence Companies in China" list for its outstanding achievements in AI technology research and ecosystem development. Tuya is the only AI cloud platform Company on the list, reflecting the industry's high recognition of the Company's technological strength and commercialization capabilities.


Forbes
2025 福布斯中国
人工智能科技企业
TOP 50
2025 FORBES CHINA
AI TECH ENTERPRISES TOP 50
涂鸦智能
AI云平台 · 杭州

### Tuya Wins AWS Best Annual Partner Award

At the 2025 Amazon Web Services re:Invent conference, Tuya won the "Annual Design Partner" award for its Omni AI Foundation infrastructure and smart hardware innovation solutions built on Amazon Bedrock and other cloud services. This award highlights Tuya's international competitiveness in the integration of AI and cloud computing innovations.


亚马逊云科技
年度设计合作伙伴
获奖者
2025



# 04

# Advancing Green Development for Resilient Operations

Tuya fully recognizes the importance of ecological and environmental protection for sustainable development and is committed to integrating green and low-carbon principles into every aspect of its operations. We emphasize the efficient use of energy and resources, continuously strengthen compliant waste management, actively address climate change, and strive to achieve harmonious coexistence between corporate development and ecological benefits.

Response to SDGs

6 CLEAN WATER AND SANITATION

13 CLIMATE ACTION

# Green Operations

We integrate the concept of green development throughout the entire operational process, committed to establishing an environmental management system that covers all operational aspects. We deepen energy conservation, emission reduction, resource recycling, and standardized waste management, ensuring the effective achievement of environmental goals through practical green business measures.

## Environmental Management

Tuya strictly adheres to laws and regulations such as the *Environmental Protection Law of the People's Republic of China* and has formulated environmental management systems including the *Enterprise Environmental Policy*, the *Rules for Waste Management*, and the *Control Procedures for Energy Conservation and Consumption Reduction*, which clearly define the accountability for environmental protection and work requirements for all employees.

We continuously monitor the environmental impact of our operational activities, regularly evaluate and review our environmental performance, and constantly refine environmental management measures and improve related performance. Building on this, we set internal environmental management objectives to progressively reduce our environmental impacts. In the formulation and implementation of environmental policies, we integrate business development needs and appropriately incorporate input from external stakeholders, consultants, and industry best practices, continuously optimizing the execution and effectiveness of our environmental management strategies.

We have also established an environmental governance structure, deploying a dedicated safety and environmental protection team to collaborate with administrative departments in advancing related efforts and consistently fulfilling environmental management requirements. During the Reporting Period, no environmental violations occurred.

To help employees understand the environmental impact of their work activities and enhance their awareness of environmental protection, we regularly conduct mandatory training courses for managers in environmentally related roles. The training covers areas such as energy and water saving, and waste reduction, and learning outcomes are incorporated into performance evaluations.

## Energy Management

Tuya strictly complies with the *Energy Conservation Law of the People's Republic of China* and has established energy management systems, including the *Control Procedures for Energy Conservation and Consumption Reduction* and the *Standard Operating Procedures for Small Property Energy Conservation*. These systems clearly define energy management requirements and operational guidelines for different scenarios such as office areas, public spaces, and meeting rooms. We have set energy management objectives and regularly review, track, and assess progress toward these goals to continuously advance energy management improvements.

### Energy Management Targets

- Gradually establish a comprehensive energy management system
- Promote green design and adopt high-efficiency, energy-saving equipment
- Explore opportunities for clean energy development

The energy supply for the Company's daily operations primarily comes from externally purchased electricity. To improve energy efficiency, we have deployed a lighting control system based on self-developed AI and IoT technology in office settings to optimize lighting energy management. To advance the implementation of energy management objectives, we have also established a continuous monitoring mechanism for energy consumption data, analyzing usage trends to identify opportunities for efficiency improvements. Additionally, the administrative department conducts regular spot checks, monthly assessments, and semi-annual supplier evaluations to consistently track the execution of related energy management measures.

During the Reporting Period, Tuya's total energy consumption amounted to

**2,505.34** MWh

An energy consumption intensity of

**7.79** MWh per million USD

### Intelligent Energy Control Management

- Through the intelligent lighting backend system, fine-tuned control is achieved. The system automatically detects unoccupied areas and turns off corresponding lights, and dims lighting intensity by zone during lunch breaks.
- In collaboration with the building operations team, intelligent scheduling of lighting in underground garages is implemented to reduce energy consumption. Meanwhile, electricity usage within the building is continuously monitored to minimize unnecessary power consumption in idle areas.

### Green Commuting and Value Chain Decarbonization

- Employees are encouraged to prioritize low-carbon commuting options such as public transport, carpooling, or cycling, reducing reliance on private vehicles. Partnerships with third-party platforms enable the collection and analysis of employees' travel-related carbon emissions data, providing recommendations for greener flight choices and low-carbon travel solutions to lower transportation-related carbon footprints.

### Human Motion Sensor Integration

- Through human presence sensors and smart linkage strategies, lighting and air conditioning in office areas and meeting rooms are automatically controlled. During lunch breaks, commuting hours, and when occupancy is detected, the system adjusts lighting brightness, air conditioning temperature, and turns devices on or off accordingly. This enhances the employee workplace experience while reducing energy consumption.

### Green Data Center

- Data centers powered by renewable energy are selected to reduce indirect carbon emissions from operations. During the Reporting Period, the use of AWS's renewable energy-powered data centers is estimated to have reduced annual carbon emissions by approximately 2,000 tonnes of $CO_2e$, helping to optimize the energy mix of our digital infrastructure.

To enhance energy conservation awareness across the organization, we regularly communicate energy-saving and sustainable development principles to employees through daily communications, posted reminders, and specialized training activities. We encourage employees to practice green office and green operational behaviors, strengthening their ability to apply these practices in daily work and operations.

### Green Every Day, Action Every Bit: Tuya's Energy Conservation Training in Practice

In 2025, Tuya organized two Company-wide energy conservation training sessions, effectively communicating the principles and practical methods for energy saving and consumption reduction. The training content included operational guidance such as turning off lights in unoccupied areas, implementing seasonal energy-saving strategies, powering down computer monitors, and ensuring rational use of office equipment. The aim is to guide employees in developing sustainable energy usage habits and integrating energy-saving awareness into their daily work practices.


涂鸦节约用电
倡议书
1、合理使用空调
2、随手节能
4、杜绝照明浪费
Admin

## Resource Management

Tuya strictly adheres to the *Water Law of the People's Republic of China* and other applicable laws and regulations, and sets water resource management targets based on its own operational conditions. We regularly track and assess the achievement of these targets and monitor water usage. Committed to responsible water resource utilization, we continuously explore water-saving pathways and actively implement conservation measures to reduce water consumption.

Our water resources primarily come from municipal water supplies, and we prioritize water conservation at the source by installing automatic sensor faucets, water-efficient flush systems, and other water-saving and recycling facilities in office areas to enhance water efficiency. We have also established clear requirements regarding the discharge of water pollutants, prohibiting the direct or indirect discharge of toxic chemicals, kitchen wastewater, or other untreated effluents into the public drainage system to ensure and improve the quality of domestic wastewater. Dedicated trash bins are placed in pantry areas to improve the quality of domestic wastewater. Additionally, we are attentive to potential water waste from partially consumed bottled water. In visitor areas, meeting rooms, and other designated spaces, unopened bottled drinking water is collected and reused to minimize unnecessary water consumption.

We also conduct regular water conservation communication, posting water-saving reminders and organizing related activities to encourage employees to develop water-saving habits in their daily work, fostering a Company-wide culture of resource conservation. In 2025, Tuya's water consumption amounted to 3,131 cubic meters, with water consumption intensity of 9.73 cubic meters per million USD.

### Water Resource Management Targets

- Improve water efficiency and reduce water use
- Conduct regular water performance assessments to enhance water efficiency
- Promote water-saving devices and optimize water management
- Enhance employees' water conservation awareness and foster a culture of water-saving

In paper resource management, Tuya integrates green office requirements into daily operations by advancing the digitization of office processes, gradually reducing the use of paper documents and vouchers, and lowering reliance on paper resources. In packaging material management, aligned with the Company's business model, we do not engage in large-scale procurement or use of packaging materials. A limited amount of packaging is used only in specific scenarios such as sample shipments, resulting in relatively limited environmental impact.



In 2025, Tuya's water consumption amounted to

**3,131** cubic meters

Water consumption intensity of

**9.73** cubic meters per million USD

## Waste Discharge Management

Due to the nature of its operations, Tuya does not generate industrial exhaust gases during its activities. Wastewater discharges primarily consist of domestic sewage, while solid waste mainly includes office waste, discarded materials, and decommissioned equipment.

Tuya adheres to laws and regulations such as the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste*, formulating and implementing the *Waste Management Regulations* to strictly govern the generation, classification, and disposal of waste. We regularly audit, analyze, and assess the volume of waste generated, continuously identifying opportunities for waste reduction and resource recovery, highlighting key areas for waste minimization, and setting waste management targets based on this analysis to reduce overall waste generation.

### Waste Management Targets

- Increase the recycling rate of recyclable waste
- Implement paperless office practices to reduce paper consumption
- Minimize the use of packaging materials in office areas and promote eco-friendly alternatives or reuse solutions

For various types of waste generated from operational activities, we have established standardized disposal procedures. General waste is uniformly handled by the property management of the local park; recyclable materials are centrally collected by the Company with documented tracking; and non-recyclable and hazardous waste is entrusted to professionally qualified entities for compliant treatment.

#### Recyclable wastes

- Recyclable waste is collected at designated points and stored centrally in a warehouse. The admin team arranges pickup by professional recycling firms, tracks data, and generates monthly and annual recycling reports to ensure a transparent and traceable process

To continuously advance waste reduction and resource circulation, the Company actively implements multiple resource utilization initiatives with positive outcomes achieved. In asset utilization, we dismantle certain damaged furniture and electrical appliances to achieve component complementarity and reuse. In daily supplies management, we centrally collect and reuse idle items such as stationery and power strips from public areas, enhancing resource efficiency. We also consistently carry out dedicated cardboard box recycling campaigns, reusing old cartons for parcel shipping, relocation, and other purposes. Throughout the year, a total of 309 kilograms of cardboard boxes were collected and recycled.

#### Non-recyclable wastes

- Non-recyclable waste must be disposed of in designated bins, with the admin team arranging compliant handling by qualified external service providers

During the Reporting Period, Tuya's total wastewater discharge amounted to

**2,818** tonnes

Total non-hazardous waste discharge reached

**42.84** tonnes

Total hazardous waste discharge was

**0.04** tonnes

# Addressing Climate Change

Tuya fully recognizes the significant impact of climate change on global and its own sustainable development. We continuously monitor the risks and opportunities that climate change may bring to the Company's operations, business models, and value chains. Through systematic identification and assessment, we integrate these considerations into operational decision-making and risk management processes, gradually enhancing our capacity to address climate change. We continue to strengthen our climate governance structure and risk management mechanisms, bolster climate-related risk management capabilities, and focus on building adaptability and long-term resilience in the context of climate change.

## Governance

Tuya has integrated the governance responsibilities for addressing climate change into its ESG governance framework, which comprises the Board of Directors, the ESG Management Committee, and the ESG Working Group. Clear roles, responsibilities, and reporting mechanisms have been defined to ensure the effective, top-down implementation of climate-related initiatives.

The Company's Board of Directors serves as the highest decision-making body for addressing climate change, overseeing the comprehensive coordination of related efforts. This includes reviewing and approving climate-related strategies, policies, and goals, and monitoring progress and outcomes. The Board receives regular updates on climate-related work through the ESG Management Committee and considers climate-related risks and opportunities when supervising corporate strategy and major decisions. Additionally, Board members regularly undergo training in climate-related expertise to enhance their capacity to perform climate-related duties. We will continue to advance the optimization of the climate governance framework and, where appropriate, incorporate climate-related performance into director compensation policies.

The ESG Management Committee is responsible for assessing and reviewing climate change-related risks and opportunities, formulating corresponding strategies, monitoring the implementation of action plans, and regularly reporting progress to the Board of Directors while being overseen by the Board. The ESG Working Group, as the implementation body, coordinates relevant Company functions to advance climate change responses and reports progress regularly to the ESG Management Committee.

## Strategy

To systematically understand the impact of climate change on Tuya's operations, during the Reporting Period, we referred to the *International Financial Reporting Standards S2 – Climate-related Disclosures* and the climate-related disclosure requirements in *Appendix C2* of the *Main Board Listing Rules* of The Stock Exchange of Hong Kong Limited. Using analytical models under different warming scenarios, we further identified and assessed the climate-related risks and opportunities facing the Company's operations and key value chain activities in the short, medium, and long term[4], as well as their potential impacts. This enhances the Company's resilience to climate uncertainties and supports strategic decision-making and the formulation of sustainable development pathways.

| Physical Risks | Transition Risk<br>Climate Opportunities |
| --- | --- |
| Representative Concentration Pathways (RCP) issued by the United Nations Intergovernmental Panel on Climate Change (IPCC):<br>▪ Low-carbon scenario: RCP2.6[5]<br>▪ High-carbon scenario: RCP8.5[6] | Issued by the International Energy Agency (IEA):<br>▪ Low-carbon scenario: Net Zero Emissions (NZE)[7] scenario<br>▪ High-carbon scenario: Stated Policies Scenario (STEPS)[8] |

Climate Scenario Selection

During the Reporting Period, in line with the Company's business characteristics and future development planning, we continued to refine response strategies under different climate risk and opportunity scenarios, systematically enhancing the Company's climate adaptability and overall resilience. Scenario analysis indicates that the overall impact of key climate-related risks and opportunities on Tuya remains at a low level, with no material financial impact observed during the Reporting Period.

The climate-related physical risks facing Tuya's operational locations mainly include acute risks (such as typhoons and floods) and chronic risks (such as rising average temperatures). These risks may lead to operational disruptions, supply chain fluctuations, or increased energy consumption of facilities, potentially affecting operational continuity and cost control. The scenario analysis results indicate that the overall impact of these risks on Tuya is at a low level across the short, medium, and long term. We have developed comprehensive response strategies, including emergency planning, employee safety assurance, supply chain optimization, and facility energy efficiency improvement, to further mitigate potential risks and maintain business stability.



[4] Taking into account global climate trends, industry developments, and the Company's own business growth planning, we have defined the assessment time frame for climate scenario analysis into three horizons: short term (within 1 year after the Reporting Period until the end of 2026), medium term (1–5 years after the Reporting Period until the end of 2030), and long term (more than 5 years after the Reporting Period until the end of 2050).

[5] The RCP2.6 scenario is selected as the low-carbon scenario for physical risk assessment. This scenario assumes the implementation of intensive global emission reduction measures, rapid decline in greenhouse gas emissions, and global temperature rise kept below 2°C .

[6] The RCP8.5 scenario is selected as the high-carbon scenario for physical risk assessment. This scenario assumes no significant global mitigation efforts are implemented, greenhouse gas emissions continue to rise, and temperature increase may exceed 4°C .

[7] The Net Zero Emissions by 2050 (NZE) scenario is selected as the low-carbon scenario for transition risk and opportunity assessment. This scenario assumes that countries and regions worldwide implement stringent climate policies and accelerate emission reduction actions, achieving net-zero greenhouse gas emissions by 2050 without relying on mitigation measures outside the energy sector.

[8] The Stated Policies Scenario (STEPS) is selected as the high-carbon scenario for transition risk and opportunity assessment. This scenario models future energy and emission trends based on policies that have been enacted or announced by countries worldwide, evaluating the potential impact of current policies on climate change.

| Type of Physical Risk | | Risk Description | Potential Financial Impact | Time Horizon | Response Measures |
|---|---|---|---|---|---|
| Acute Risks | Typhoons | Climate change intensifies the frequency and severity of typhoons, rainstorms, and floods, potentially leading to short-term service and supply chain disruptions, as well as adjustments to employee work arrangements. | [Revenue ↓]<br>Short-term disruptions to office and operational activities may lead to delayed product delivery or service responses, resulting in temporary revenue declines.<br>[Operating Expenses ↑]<br>Increased operating expenses for emergency response, repairs, and additional energy procurement. | Short term: Low<br>Medium term: Low<br>Long term: Low | ▪ Emergency Plan Development: Systematically reviewing past typhoon prevention practices, formulating contingency and early warning mechanisms such as the *Workplace Safety Incident Emergency Response Plan Collection* and the *Tuya Safety Management Standards V2.0*.<br>▪ Employee Safety Assurance: Implementing flexible work arrangements and safety care measures in accordance with government warnings.<br>▪ Supply Chain Management: Maintaining rolling safety stock of raw materials and coordinating production capacity in advance. |
| Acute Risks | Floods | | | | |
| Chronic Risks | Rising Average Temperature | Climate change leads to a sustained increase in the annual average temperature, which may elevate the cooling energy consumption of facilities throughout the year. | [Operating Expenses ↑]<br>Increased operating expenses for cooling energy consumption. | Short term: Low<br>Medium term: Low<br>Long term: Low | ▪ Energy Efficiency Enhancement: During the design phase of self-owned parks, measures such as highly efficient cooling systems and renewable energy are considered to improve energy efficiency.<br>▪ Employee Care: Appropriate heat-relief benefits are provided in response to temperature changes. |

Climate transition risks primarily include policy and regulatory risks, technological risks, and reputational risks. Such risks may increase compliance and disclosure costs, affect technological competitiveness or brand image in the low-carbon transition, thereby potentially impacting the Company's operating expenses, revenue, and financing conditions. The scenario analysis results indicate that the overall impact of these risks on Tuya is at a low level across the short, medium, and long term. We have developed response strategies, including ongoing policy monitoring, advancing green product certifications, accelerating the iteration of low-power and AI energy-saving technologies, partnering with ecosystem stakeholders, and proactive engagement with key stakeholders, to effectively manage risks and maintain compliance, innovation capability, and market reputation. We will continue to monitor industry best practices and changes in the external environment, and will assess and consider the need to formulate a climate transition plan when appropriate.

| Type of Transition Risk | Risk Description | Potential Financial Impact | Time Horizon | Response Measures |
|---|---|---|---|---|
| Policy and Regulatory Risk | Under a low-carbon scenario, tightening carbon emission and energy policies may increase requirements for product green certifications and climate disclosure. | [Operating Expenses ↑]<br>Increased costs for product green certifications and climate-related information disclosure. | Short term: Low<br>Medium term: Low<br>Long term: Low | ▪ Policy Monitoring: Continuously track changes in carbon emission and energy regulations in operational regions.<br>▪ Product Compliance: Pursue green product certifications in accordance with compliance requirements.<br>▪ Disclosure Management: Engage external advisors to assist in managing compliant climate-related information disclosure. |
| Technological Risk | During the low-carbon transition, failure to keep pace with advancements in low-power technologies, AI-based energy-saving algorithms, and similar areas may lead to a decline in market share. | [Revenue ↓]<br>Reduced competitiveness of green products, leading to a decline in market share and revenue.<br>[Operating Expenses ↑]<br>Increased operating expenses due to continuous technological iteration and R&D investment. | Short term: Low<br>Medium term: Low<br>Long term: Low | ▪ Technology Roadmap: Proactively refine green development strategies, accelerating technological innovation and the iteration of AI-based energy-saving algorithms in low-carbon areas.<br>▪ Ecosystem Collaboration: Strengthen cooperation with developers and partners to advance the implementation of low-carbon solutions. |
| Reputational Risk | If stakeholders perceive inadequate corporate climate action, it may harm the brand's reputation, leading to increased financing costs and weakened market competitiveness. | [Financing Costs ↑]<br>A downgrade in ESG ratings may lead to higher financing costs, increasing financial expenses.<br>[Revenue ↓]<br>Damage to brand reputation can undermine customer trust and reduce orders, resulting in lower revenue. | Short term: Low<br>Medium term: Low<br>Long term: Low | ▪ Stakeholder Engagement: Timely address stakeholders' climate concerns, continuously disclose climate actions and outcomes, and safeguard brand reputation.<br>▪ Internal Management: Strengthen governance of climate-related risks and opportunities to ensure alignment between commitments and actions. |

Tuya's climate opportunities primarily center on market opportunities. As consumer demand for low-carbon and energy-efficient products and services continues to grow, we can leverage the AIoT platform to provide smart energy-saving solutions, thereby enhancing customer loyalty and expanding market share. The scenario analysis indicates that the impact of this opportunity on Tuya gradually deepens over time. The Company actively responds to evolving market demands by continuously enhancing the features and capabilities of AIoT-based smart energy solutions, strengthening collaboration with ecosystem partners, and jointly advancing the development and market promotion of low-carbon solutions. These initiatives aim to proactively capture and amplify these opportunities, driving scale growth and sustainable business expansion.

| Type of Climate Opportunity | Opportunity Description | Potential Financial Impact | Time Horizon | Response Measures |
|---|---|---|---|---|
| Market Opportunities | As consumer demand for low-carbon and energy-efficient products and services continues to grow, Tuya can leverage its AIoT platform to provide smart energy-saving solutions, enhancing customer loyalty and expanding market share. | [Revenue ↑]<br>Increased revenue driven by higher orders for low-carbon solutions. | Short term: Low<br>Medium term: Low–Medium<br>Long term: Medium | ▪ Feature Evolution: Continuously enhance the attributes and capabilities of smart energy-saving solutions on the AIoT platform.<br>▪ Ecosystem Collaboration: Strengthen collaboration with ecosystem partners to jointly advance the development and market promotion of low-carbon solutions, achieving scale growth and mutual benefits. |

# Risk Management

Tuya has established a full-process management mechanism for climate risks, regularly identifying, analyzing, assessing, and monitoring climate-related risks and opportunities, and dynamically adjusting climate change response strategies based on the findings. We have built a dynamic management cycle of "risk identification – impact assessment – strategy formulation – monitoring and improvement," and facilitate the integration of climate risk and opportunity management into the Company's overall risk management processes.

**Risk Identification**

By collecting and analyzing climate-related information (such as weather and climate change, policy and regulatory updates, market trends, etc.), transition risks, physical risks, and potential opportunities that may impact business operations are identified.

**Impact Assessment**

Based on input from internal and external experts, combined with industry best practices and the Company's operational characteristics, the potential impact of various climate risks and opportunities on key areas of business operations is analyzed. Priorities are determined to allocate resources reasonably, and the use of climate-related scenario analysis is considered to evaluate the potential impact and priority of opportunities.

**Strategy Formulation**

According to the assessment results, targeted response measures are formulated for different types of risks and opportunities. These measures are integrated with the Company's development strategy to form a climate response strategy, achieving close alignment between climate governance and daily operations.

**Monitoring and Improvement**

A dynamic monitoring mechanism is established to regularly review changes in climate risks and opportunities and the implementation of strategies, ensuring the effectiveness and foresight of response measures. Feedback is periodically collected, and the execution of strategies is reviewed to continuously optimize the management processes for risks and opportunities, enhancing climate adaptability and overall resilience.

Climate Risk and Opportunity Management Process

# Metrics and Targets

Tuya actively responds to the national strategic goals[9] of "Peak Carbon Emissions and Carbon Neutrality" and is committed to achieving carbon neutrality by 2060. Guided by this vision, we vigorously advance smart energy management, application of low-carbon technologies, and optimization of energy consumption structures.

We continuously monitor and disclose the performance of key climate-related indicators, including the Company's Scope 1 and Scope 2 greenhouse gas emissions. During the Reporting Period, we further expanded data collection and disclosure for Scope 3 emissions, gradually enhancing the management system for climate-related metrics. The greenhouse gas emission data for Tuya during this Reporting Period are detailed in the table below.

| Indicator | Emissions | Unit |
|---|---|---|
| Scope 1 Greenhouse Gas Emissions[10] | 0.01 | Tonnes of $CO_2$ equivalent |
| Scope 2 Greenhouse Gas Emissions[11] | 1,329.33 | Tonnes of $CO_2$ equivalent |
| Greenhouse Gas Emissions Intensity (Scope 1 + 2) | 4.13 | Tonnes of $CO_2$ equivalent per million USD |
| Scope 3 Greenhouse Gas Emissions[12] | 40,550.55 | Tonnes of $CO_2$ equivalent |
| Greenhouse Gas Emissions Intensity (Scope 1 + 2 + 3) | 130.14 | Tonnes of $CO_2$ equivalent per million USD |



[9] We will continuously monitor changes in policy frameworks in our operational regions and the Company's business operations, and adjust our greenhouse gas emissions targets accordingly when appropriate.

[10] Company's operational activities do not involve direct fuel combustion; Scope 1 greenhouse gas emissions arise solely from minor $CO_2$ leakage from fire extinguishers.

[11] The electricity emission factor used for calculating Scope 2 greenhouse gas emissions is selected from the Announcement on the *Publication of 2023 Electricity $CO_2$ Emission Factors* jointly issued by the Ministry of Ecology and Environment of the People's Republic of China and the National Bureau of Statistics.

[12] Scope 3 emissions calculation primarily refers to the relevant framework under the Greenhouse Gas Protocol (GHG Protocol, 2004). In 2025, Tuya's scope 3 greenhouse gas emissions primarily include: purchased goods and services, capital goods, fuel- and energy-related activities, upstream transportation and distribution, waste generated in operations, business travel, and employee commuting. Upon assessment, other Scope 3 categories are either unrelated to the Company's business or not calculated based on materiality principles.



05

# Developing Talent for Collective Growth

Tuya adheres to the "people-oriented" philosophy, committed to creating an organizational environment that respects individuals, stimulates potential, and supports growth. Based on an open and inclusive workplace culture, we provide employees with a systematic talent development system and comprehensive compensation and benefits support. We strive to create a broad career development platform and a fulfilling work experience for our employees, achieving mutual growth and long-term success between employees and the Company.

Response to SDGs

3 GOOD HEALTH AND WELL-BEING | 4 QUALITY EDUCATION | 5 GENDER EQUALITY | 8 DECENT WORK AND ECONOMIC GROWTH

# Talent Attraction

We are committed to building an industry-competitive talent recruitment system through global recruitment channels and systematic employer branding, continuously attracting top talents with professional depth, diverse backgrounds, and cross-disciplinary thinking to join, thereby fueling Tuya's long-term growth.

## Talent Recruitment

Tuya strictly complies with applicable laws and regulations, such as the *Labor Law of the People's Republic of China* and the *Labor Contract Law of the People's Republic of China*. In line with our development needs, we continuously improve our internal management policy system, including the *Tuya Recruitment Management Policy* and the *Basic Human Resources Policy*, to provide institutional safeguards for recruitment and human resource compliance management. In 2025, we continued to advance multi-dimensional upgrades in our recruitment management system, recruitment channels, and talent introduction system, further enhancing the breadth and depth of our talent attraction.

01

**Digital Upgrade of Recruitment Management System**

We completed a full-process intelligent upgrade of our recruitment management system, achieving digital management from job posting, resume screening, and interview assessment to offer approval. By introducing intelligent algorithms, the system enhances the accuracy of resume matching and talent identification, effectively shortening the recruitment cycle and providing business units with efficient, high-quality talent support.

02

**Development of Overseas Talent Market Channels**

To support overseas business expansion, we focused on strengthening channel development in key markets such as Singapore and Japan. Building upon deepened collaborations with local mainstream recruitment platforms, we systematically built an international headhunting network and conducted targeted talent outreach via global professional platforms like LinkedIn. Concurrently, we actively participated in international industry summits and organized technical sharing events to elevate Tuya's brand influence within overseas tech talent communities, providing systematic support for attracting high-end professional talents with international backgrounds.

03

**Development of an Ecosystem-Based Talent Attraction System**

We actively promoted the deep integration of talent recruitment and business development. By participating in academic activities such as national IoT competitions to identify you ng technical talents early, organizing exchanges with key universities to deepen industry-academia collaboration, and embedding talent interaction opportunities within industry exhibitions and customer events, we transformed business scenarios into platforms for showcasing corporate strength and culture. This has established an ecosystem-based talent introduction system characterized by precise recruitment and synergistic enhancement of brand and business.

Highlights of Talent Recruitment and Management in 2025

Tuya's practices in talent management and employer brand building have been highly recognized by the industry. In 2025, Tuya was awarded the "Sirius Award for Human Resources in China – Best Employer Brand in the High-Tech Industry"



As of the end of the Reporting Period

Tuya had **1,398**[13] Full-time employees

including **42** from Ethnic minorities

The breakdown of full-time employees by category is as follows:

Number of Full-time Employees by Gender


969
429
Male
Female

Number of Full-time Employees by Age[14]


1,081
2
312
3
Under 30
Unknown
30–50
Over 50

Number of Full-time Employees by Region


1,391
7
Number of overseas employees
Number of employees in Mainland China, Hong Kong, Macau, and Taiwan regions

Number of Full-time Employees by Job Level


20
54
135
1,189
Senior Management
Junior Management
Middle Management
General Staff

[13] The statistical scope for active employees differs from the number of employees reported for payroll purposes in the annual report.
[14] Tuya fully respects and defends the right of employees to maintain their personal privacy; therefore, the age breakdown data includes employees who prefer not to disclose their age.

# Labor Rights

Tuya always adheres to compliant employment practices, following applicable laws and regulations in the operating locations, such as the *Labor Law of the People's Republic of China* and the *Labor Contract Law of the People's Republic of China*. We have also developed internal systems such as the *Employee Handbook* and *Basic Human Resources Policies*, which provide clear guidelines for recruitment and dismissal, compensation and promotion, vacation and benefits, diversity and anti-discrimination, among other matters.

During the Reporting Period, we updated the *Code of Human Rights and Labor Protection* in alignment with internationally recognized standards such as the *UN Guiding Principles on Business and Human Rights* and the *ILO Declaration on Fundamental Principles and Rights* at Work. This further clarifies our principles and management approach concerning employee working conditions and the protection of their legitimate rights. There have been no incidents with negative human rights impacts during the period (including this year), and no remedial measures have been implemented in any operating locations concerning human rights issues.

### Preventing Child and Forced Labor

- Tuya strictly verifies employee identities throughout the recruitment and onboarding process to prevent child labor and ensure compliance with labor laws. We implement standard working hours and prohibit any form of forced labor.
- Any illegal labor practices are addressed seriously in accordance with the law. During the Reporting Period, no cases of child labor or forced labor were identified.

### Discrimination and Harassment

- Tuya prohibits discrimination and differential treatment based on gender, skin color, race, ethnicity, nationality, age, religion, genetics, or disability in its *Code of Human Rights and Labor Protection*.
- We maintain a zero-tolerance policy toward workplace harassment, including but not limited to offensive language, abuse, gender or racial slurs, and sexual harassment.
- We have established escalation process for reporting incidents specific to discrimination and/or harassment, taking corrective or disciplinary actions as needed.

### Promoting Diversity and Equality

- Tuya upholds a diverse and inclusive workplace, protecting the rights of minority groups. We have implemented programs for employees with disabilities and continuously improve the rights of foreign employees working in China.
- We ensure fairness and transparency in recruitment, employment, training, promotion, and compensation, upholding equal remuneration and opportunities for all employees.

### Freedom of Association

- Tuya respects employees' freedom of association, supporting their right to form, join, or refuse trade unions and associations in compliance with applicable laws.
- We recognize legally elected employee representatives and encourage collective bargaining through employee congresses.

Tuya's Human Rights Principles

# Equality, Inclusion, and Diversity

Tuya adheres to a diverse and inclusive set of values, committed to building a fair, transparent, and inclusive work environment. We continuously focus on and safeguard the rights of minority groups, rigorously applying the principles of fairness and justice in all human resources policies, including recruitment, employment, training, promotion, and compensation. We ensure that all processes are open and transparent, fully implementing equal remuneration for men and women, and providing every employee with equal opportunities for development and competition. We actively foster a diverse organizational ecosystem that respects differences and unleashes potential.

To promote inclusion and diversity, we have set the diversity target of maintaining a female employee ratio of no less than 30% each year. During the Reporting Period, the proportion of female employees reached 30%.

Guided by these policies and goals, we actively advance workplace diversity initiatives. We regard diversity and inclusion as core components of our talent strategy, continuously broadening our talent evaluation criteria to focus on candidates' diverse characteristics and cross-cultural adaptability, enriching our talent pool with a diverse range of individuals. We also address the employment needs of people with disabilities, and through employment programs for disabled individuals, we have provided job opportunities for 15 disabled persons in the reporting period.

In terms of diversity and inclusion cultural development, we have integrated diversity into our employee training system and curriculum, ensuring a deep integration of diversity and inclusion concepts into our organizational culture.

Maintaining a female employee ratio of no less than **30%**

During the Reporting Period, the proportion of female employees reached **30%**

Provided job opportunities for **15** disabled persons

### Diversity Training for New Employees

- In our onboarding programs, the "Tuya Bud Program " and "New Sprout Program", we have integrated courses related to organizational culture and behavioral standards. These programs are designed to communicate clearly the Company's stance on respect, equality, anti-discrimination, and anti-harassment, in line with both internal and external human rights policies and legal requirements. The training also includes information on reporting and support channels, ensuring all employees are aware of the resources available to them.

We place great importance on addressing the specific needs and legal rights of female employees, continuously providing support in areas such as workplace environment, health care, and career development. We are committed to promoting equal participation and advancement opportunities for women across all roles, particularly in technical, product, and leadership positions.


03·07
女神节活动
大揭秘
3月7日福利活动预告！女神男神GO!
HAPPY GIRL'S DAY!!


"International Women's Day" Activities

# Talent Development

Tuya regards talent development as the core driving force for corporate growth. We are committed to building a comprehensive employee career development support system, empowering employee growth through a variety of learning and development programs, a scientific performance management and feedback mechanism, and competitive compensation and benefits.

## Training and Development

We have established the *Training Management Policy*, relying on the "Tuya Academy" online learning platform to create a training system covering all job levels and positions, including new employee training, leadership training, and professional skill development. The goal is to provide learning and development support that aligns with employees' career stages. During the Reporting Period, the percentage of employees trained reached 98.58%.

- For both social recruitment and campus recruitment, Tuya implements a dual-track training mechanism with the "": for experienced hires and the "New Sprout Program" for campus recruits. The "New Sprout Program" utilizes a "3+5+3+X" modular course system and assigns a mentor to each campus recruit. In 2025, we conducted 5 sessions of training, covering 180 individuals, with a participant satisfaction rate of 4.97 points.


01
New Employee Training
02
Leadership Training
03
Professional Skills Training

- We offer systematic training for managers based on our leadership model, covering essential management skills such as team building, performance management, and recruitment techniques, with the goal of enhancing managers' team collaboration and leadership capabilities.
- We develop professional courses for key roles, including technology, research and development, and sales. Examples include AI series courses and specialized Tuya Matter training sessions.

Tuya's Training Systems

### Graduate Traineeship Program The "New Sprout "

To promote the development of young talent and continuously optimize the talent structure, Tuya implements the "New Sprout Program" for recent graduates. This program provides a systematic training framework to help graduates transition smoothly from campus to the workplace. The program focuses on four key areas: cultural integration, technical foundation, professional skills, and business practice. The course structure consists of "3 days of intensive introduction + 5 compulsory technical courses + 3 general professional courses + X department-specific projects" and includes a mentorship system, where internal mentors provide one-on-one coaching throughout the program. In 2025, 45 graduates completed the three-month training cycle, successfully adapting to their roles and enhancing their capabilities, injecting fresh energy into the organization.

**Cultural Integration and Ice-breaking (3-Day Offsite Training)**

- Includes onboarding procedures, Company business and cultural policy training, and team-building activities.

**Technical Core Courses (5 Evening Courses)**

- Covers cloud architecture, operating systems, app development, technical processes, and security standards.

**Professional Skills Courses (3 Evening Courses)**

- Includes topics such as goal management, efficient habits, and communication skills.

**Department-Specific Training (Certain Business Courses)**

- Each business department conducts its own technical and business scenario training.


智能2025届校招生新芽计划



To align with our digital transformation and smart upgrade strategy, and to enhance organizational AI technology application capabilities, we organized more than 10 AI technology and digital transformation-focused training sessions during the Reporting Period, covering over 600 employees. The training topics included AI tools, efficiency improvements, AI capability deepening, AI governance, and strategic empowerment. Additionally, to promote responsible AI governance, we implemented the ISO/IEC 42001:2023 internal auditor certification program, with over 30 employees completing the certification, helping to build a reliable AI management system with professional expertise.

Covering over **600** person-times

Completing the certification over **30** employees

Tuya actively encourages employees to pursue academic advancement and acquire professional qualifications, providing corresponding support for all employees, including part-time andcontractors . Furthermore, we endeavor to secure various talent certifications and recognitions for our employees, broadening their career development paths and enhancing their industry competitiveness.



AI Technology Application Training

## Performance Management

A scientific performance management system is a critical foundation for Tuya's talent development and the successful implementation of organizational strategies. We implement performance evaluation and management for all employees in accordance with the *Performance Management Policy*. Through a combination of semi-annual and annual performance assessments, we objectively evaluate employees' job performance, facilitating the alignment of employee career development with organizational goals.

We have established a standardized performance management process, and through continuous communication and structured feedback, we help employees clarify their growth paths and achieve significant improvements in their capabilities.

**01 Goal Setting**

The CEO and President determine the company's annual strategic objectives, and department heads at the first level then set departmental performance goals accordingly. After approval, these goals are broken down and assigned to each employee.

**02 Process Tracking and Coaching**

Through weekly meetings, monthly reports, and weekly reports, team leaders (TL) maintain continuous communication with employees, promptly identifying and resolving issues to ensure goals are met or exceeded.

**03 Performance Appraisal and Feedback**

After performance results are confirmed, team leaders must conduct one-on-one meetings with employees within a specified period, acknowledging achievements, identifying shortcomings, providing improvement suggestions, and reaching consensus on the performance outcomes.

**04 Performance Improvement and Development**

Based on evaluation results, help employees develop improvement measures and support their skills enhancement and career development.

Performance Management Process

Tuya's regular performance appraisal system covers all employees and sets differentiated evaluation cycles based on the employee's employment stage. For probationary employees, the core evaluation is based on the probation conversion assessment; for regular employees, a semi-annual appraisal mechanism is implemented. All employees who have been with the Company for over one month are included in the annual comprehensive appraisal, which is based on achieving goals, performance during the process, and practicing Company values. To ensure the efficient implementation of organizational goals and strategies, as well as overall collaboration, we align team goals with individual performance, fostering a balance between personal contributions and team outcomes, thereby continuously enhancing organizational effectiveness.



**Goal Alignment**

Based on the different roles of the three types of teams, strategic goals (such as revenue, profit, and cost) are broken down into measurable individual goals for different positions.

**Process Alignment**

In the process management after goal setting, employee contributions to teamwork, work engagement, diligence, and other process-related behaviors are quantified to evaluate their efforts in driving team goal achievement.

**Result Alignment**

Team performance directly influences the distribution of individual performance results, forming a team-based performance appraisal mechanism.

**Contribution Distribution**

The team's performance results affect the team bonus pool, which in turn impacts the employee's individual performance incentive bonus.

Team and Individual Performance Linkage Management Mechanism

Building on the improvement of periodic performance management, we further optimized the appraisal mechanism during the Reporting Period by introducing 360-degree feedback as a key supplement to performance appraisals and talent reviews. By collecting multi-dimensional feedback from superiors, colleagues, and relevant collaborators, this mechanism forms a more comprehensive and objective understanding of employees' behavior, soft skills, influence, and development needs. It transforms some of the more difficult-to-quantify qualitative indicators into tangible and comparable evaluation criteria, enhancing the credibility of the appraisal results and fostering greater employee recognition.

## Compensation and Benefits

Tuya is committed to building a competitive compensation and benefits system. We strictly adhere to the *Social Insurance Law of the People's Republic of China* and other relevant laws and regulations, and have developed and implemented the *Rules for Remuneration Management* to provide employees with a comprehensive reward package that includes salary incentives, equity plans, and diverse benefits.

We have established a multi-level and variable performance-based compensation incentive structure, including fixed salary, annual performance bonuses, customized bonuses, special salary adjustments, and outstanding project bonuses. Compensation levels are determined based on job value, employee capabilities, performance, and market benchmarks, adhering to the principle of fairness to ensure equal pay for equal work regardless of gender.

Additionally, we implement an equity incentive plan, aiming for win-win outcomes for both individuals and the organization by sharing the value of growth. As of the end of the Reporting Period, the Company's equity incentive plan has covered over 20% of employees.


Fixed Remuneration
Determined based on job value, employee capabilities, performance, and market salary benchmarks.
Special Bonus
Includes specific incentives such as referral bonuses, patent rewards, training bonuses, etc.
Special Remuneration Adjustment
Remuneration adjustments made based on outstanding performance, key skills, or changes in market competitiveness.
Annual Performance Bonus
Evaluated based on the Company's annual business results, departmental performance achievements, and individual employee performance evaluations.
Outstanding Project Bonus
Awarded to sales employees for completing important or exemplary projects.

Remuneration Incentive Mechanism

We continuously improve our non-pay benefits system, building a multi-level care mechanism around employee health, working conditions, growth support, and sense of belonging. This is aimed at continuously enhancing employee well-being and organizational cohesion. We legally contribute to social insurance and housing funds for all employees, and provide basic benefits such as housing subsidies, health checkups, and commercial insurance. All employees at our operational locations enjoy the rights to paid maternity leave, paternity leave, and paid parental leave in accordance with the laws and regulations applicable to the location.

We place a high emphasis on the balance between work and life for our employees. Through flexible work arrangements, diverse holiday benefits, and a comprehensive paid leave system, we support employees in balancing their career development with personal life, enhancing job satisfaction.

| | |
|---|---|
| Holiday Benefits | We provide employees with special gifts or organize special activities for holidays such as International Women's Day, Dragon Boat Festival, and Mid-Autumn Festival. |
| Paid Leave | We offer a range of paid leave options, including annual leave, maternity leave, prenatal checkup leave, paternity leave, parental leave, and only-child caregiver leave. |
| Flexible Working | We implement a flexible working system, allowing employees to apply for remote work in special circumstances. |
| Health Benefits | We provide supplementary commercial health insurance and overseas travel insurance for employees and their families. |

Non-Pay Benefits System (Partial)

# Talent Care

Tuya always considers humanistic care as the warm foundation for its corporate development. We provide a safe and healthy working environment for our employees and ensure that every employee feels respected and valued through effective communication mechanisms and enriching cultural activities.

## Health and Safety

Tuya prioritizes the health and safety of employees, strictly complying with applicable laws and regulations, such as the *Work Safety Law of the People's Republic of China* and the *Fire Control Law of the People's Republic of China*. We have also clarified our responsibilities and commitments to occupational health and safety in the *Code of Human Rights and Labor Protection*. We have set the health and safety target of "zero fatal accidents per year" and are committed to achieving it through regular risk prevention, facility safeguards, and safety culture development, ensuring a safe and reliable working environment.

**01 Identification and Assessment of Safety Risks**

Tuya proactively conducts safety risk and hazard assessments and identifications for office spaces. Regular safety internal inspections are carried out across office areas, focusing on fire safety, electrical usage, hard and soft furnishings, and other scenarios to prevent potential safety risks.

**02 Fire Safety Management**

We regularly conduct comprehensive checks and maintenance on fire safety equipment and facilities to ensure fire exits remain unobstructed and fire extinguishers, smoke detectors, and other equipment are in working order. In addition, we organize Company-wide fire safety emergency drills, simulating evacuation scenarios and initial firefighting activities, to raise employees' awareness of fire safety and enhance their self-rescue and mutual assistance capabilities.

**03 Emergency Facilities and Training**

AED (Automated External Defibrillator) devices are installed at the workplace, and we conduct specialized training on first aid knowledge and the use of AEDs to improve employees' emergency response abilities.

Occupational Health and Safety Management

In response to potential health and safety incidents and other health issues, we have established a clear procedure for handling, investigating and reporting such events. The Human Resources department collects the necessary information from employees regarding work-related injuries and submits it to the relevant government departments for review. The department then tracks the case through the review process to ensure employees' legal rights and interests are protected.

While ensuring workplace physical safety, we also place a high priority on the mental and physical health of our employees. We have developed a comprehensive employee health checkup program and offer a variety of health care activities to provide holistic health protection and support for employee growth.

**01 Health Care Activities**

We organize seasonal disease prevention clinics and set up specialized events and training such as "Autumn and Winter Health Week," offering convenient health consultations and services.

**02 Health Checkups**

We organize annual health check-ups for employees and provide supplementary commercial medical insurance, along with annual reimbursement reminders, to build a multi-layered health protection system.

**03 Health Promotion and training**

We send out monthly "Health Tips" to employees, sharing information on topics such as scientific weight loss, seasonal disease prevention, and practical health knowledge to promote a healthy lifestyle.

Employee Mental and Physical Health Care

## Communication and Interaction

Tuya considers internal communication to be a critical cornerstone for organizational collaboration and cultural development. By establishing diverse communication platforms, improving feedback and grievance mechanisms, and encouraging cross-level two-way dialogues, we continually build an open, transparent, and responsive work environment to meet employee needs, enhance engagement, and foster a sense of belonging.

We have established a comprehensive communication network that covers both online and offline channels, ensuring employees can easily access information and express their opinions.

| Online channels | Offline channels |
| --- | --- |
| ▪ Company's WeChat official account: Voice of Tuya<br>▪ Company's WeChat HR channel: T Mei<br>▪ Public email: voice@tuya.com | ▪ HR interview: daily communication and interview with the Human Resource Department<br>▪ "Free Talk" seminar: exchange with core employees<br>▪ Strategic communication with executives: business and technical leaders regularly discuss strategic directions, and report implementation progress |

We continuously innovate two-way interaction formats to enhance internal information flow and emotional connection within the organization through unique activities. During the Reporting Period, we launched brand-driven communication platforms such as the "Tuya Open Mic" and further bridged the gap between management and employees through a regular information synchronization mechanism, enhancing organizational transparency and cohesion.

### "Tuya Open Mic" Event

"Tuya Open Mic" serves as an informal offline dialogue platform between executives and employees. The event is held in the form of small salon-style meetings, where 3-4 executives are invited per session, and all employees are encouraged to sign up and freely engage in discussions on topics related to business, management, and culture. During the Reporting Period, two sessions were held, covering around 60 employees from various departments and levels, effectively promoting transparency and trust within the organization, and receiving positive feedback from participants.



### Bi-Weekly Report

Through the regular release of bi-weekly reports to all employees, we continuously share business progress and strategic updates to ensure internal transparency. During the Reporting Period, the platform further integrated with business collaboration mechanisms, encouraging employees to participate in product testing and provide feedback through the release of product crowd-testing content. The activities accumulated 44,500 kilometers of valid driving mileage, 21,200 alarm triggers, 2,186 valid tracks, and 87 product issues and suggestions, providing key data support for the iteration of products like AI dash cams. We also rewarded employees who actively participated, effectively stimulating a collaborative and co-creation atmosphere within the Company.

| Valid driving mileage | Alarm triggers | Valid trajectories | Product issues and suggestions |
| --- | --- | --- | --- |
| 44,500 kilometers | 21,200 times | 2,186 | 87 |

To safeguard employees' legal rights and maintain workplace fairness and order, we have established a standardized grievance and reporting process for employee work conditions and related violations, ensuring that employee feedback is promptly received and effectively addressed. Employees are allowed to file reports either anonymously or with their real name through the designated public email address (lianzheng@tuya.com) regarding relevant matters. In accordance with the *Basic Human Resources Policy*, we strictly protect the confidentiality of the whistleblower's identity and report content, ensuring no retaliation or punitive actions, aiming to create a safe and trustworthy internal oversight environment.

01 The employee submits a reconsideration application if he/she has objection to the initial handling result

02 The Human Resources Department verifies the grievance matter, coordinating with relevant departments to confirm the decision is correct or propose revisions

03 The Human Resource Department updates the employee on the reconsideration result within 10 workdays

04 The employee is allowed to resolve it through judicial channels if he/she is dissatisfied with the reconsideration decision

Employee Grievance Handling Process

## Enjoyable Workplace

Focusing on the comprehensive development of employees and cultural cohesion, Tuya actively carries out a series of activities covering themes such as sports and recreation, team integration, and holiday care, continuously enhancing employees' workplace well-being and sense of organizational belonging. During the Reporting Period, numerous employee activities received extensive participation and positive feedback, further strengthening team cohesion and corporate culture identification.

### Basketball Tournament

In 2025, Tuya successfully organized the Basketball Tournament. Through teamwork and friendly competition on the court, the event effectively promoted communication and understanding among employees from different departments, enhanced team cohesion and collective pride, fostered a healthy, positive, and uplifting organizational atmosphere, and laid the groundwork for cross-team collaboration in daily work.



### Company-wide Outing Activities

In 2025, Tuya organized company-wide outing activities to support employees' physical and mental well-being and foster team integration. By creating opportunities for relaxation and interaction, these activities helped employees relieve work-related stress and recharge emotionally, while also strengthening cross-departmental communication and trust, thereby supporting a positive, collaborative, and sustainable workplace atmosphere.





### Three- and Five-Year Anniversary Reunions

Through its three- and five-year anniversary activities, Tuya expresses recognition and appreciation to employees for their long-term contributions. By celebrating and recognizing employees at key service milestones, the program aims to strengthen their sense of belonging and accomplishment and support their continued growth. It also provides a direct communication channel between senior management and employees, helping address questions, enhance retention, and further strengthen organizational cohesion, thereby reinforcing the talent foundation for the Company's development.





# Appendix I: Index to the Environmental, Social and Governance Reporting Code of The Stock Exchange of Hong Kong Limited

## Part C: "Comply or explain" Provisions

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| **Environmental** | | | |
| A1: Emissions | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. | Green Operations |
| | A1.1 | The types of emissions and respective emissions data. | Green Operations |
| | A1.3 | Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). | Green Operations |
| | A1.4 | Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). | Green Operations |
| | A1.5 | Description of emission target(s) set and steps taken to achieve them. | Green Operations |
| | A1.6 | Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. | Green Operations |
| A2: Use of Resources | General Disclosure | Policies on the efficient use of resources, including energy, water and other raw materials. | Green Operations |
| | A2.1 | Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). | Green Operations |
| | A2.2 | Water consumption in total and intensity (e.g. per unit of production volume, per facility). | Green Operations |
| | A2.3 | Description of energy use efficiency target(s) set and steps taken to achieve them. | Green Operations |
| | A2.4 | Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. | Green Operations |
| | A2.5 | Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced. | Green Operations |
| A3: The Environment and Natural Resources | General Disclosure | Policies on minimising the issuer's significant impacts on the environment and natural resources. | Green Operations |
| | A3.1 | Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. | Green Operations |
| **Social** | | | |
| B1: Employment | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. | Talent Attraction |
| | B1.1 | Total workforce by gender, employment type (for example, full- or part time), age group and geographical region. | Talent Attraction |
| | B1.2 | Employee turnover rate by gender, age group and geographical region. | Talent Attraction |
| B2: Health and Safety | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. | Talent Care |
| | B2.1 | Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. | Talent Care |
| | B2.2 | Lost days due to work injury. | Talent Care |
| | B2.3 | Description of occupational health and safety measures adopted, and how they are implemented and monitored. | Talent Care |

| Subject Areas, Aspects, General Disclosures and KPIs | | | Index |
|---|---|---|---|
| B3: Development and Training | General Disclosure | Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. | Talent Development |
| | B3.1 | The percentage of employees trained by gender and employee category (e.g. senior management, middle management). | Talent Development |
| | B3.2 | The average training hours completed per employee by gender and employee category. | Talent Development |
| B4: Labor Standards | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour. | Talent Attraction |
| | B4.1 | Description of measures to review employment practices to avoid child and forced labour. | Talent Attraction |
| | B4.2 | Description of steps taken to eliminate such practices when discovered. | Talent Attraction |
| B5: Supply Chain Management | General Disclosure | Policies on managing environmental and social risks of the supply chain. | Responsible Supply Chain |
| | B5.1 | Number of suppliers by geographical region. | Responsible Supply Chain |
| | B5.2 | Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. | Responsible Supply Chain |
| | B5.3 | Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. | Responsible Supply Chain |
| | B5.4 | Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. | Responsible Supply Chain |
| B6: Product Responsibility | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. | Security and Compliance<br>Quality Assurance<br>Dedicated Service |
| | B6.1 | Percentage of total products sold or shipped subject to recalls for safety and health reasons. | Quality Assurance |
| | B6.2 | Number of products and service related complaints received and how they are dealt with. | Dedicated Service |
| | B6.3 | Description of practices relating to observing and protecting intellectual property rights. | Dedicated Service |
| | B6.4 | Description of quality assurance process and recall procedures. | Dedicated Service |
| | B6.5 | Description of consumer data protection and privacy policies, and how they are implemented and monitored. | Security and Compliance |
| B7: Anti-corruption | General Disclosure | Information on:<br>(a) the policies; and<br>(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. | Business Ethics |
| | B7.1 | Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases. | Business Ethics |
| | B7.2 | Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. | Business Ethics |
| | B7.3 | Description of anti-corruption training provided to directors and staff. | Business Ethics |
| B8: Community Investment | General Disclosure | Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. | Empowering Communities |
| | B8.1 | Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport). | Empowering Communities |
| | B8.2 | Resources contributed (e.g. money or time) to the focus area. | Empowering Communities |

## Part D Climate-related Disclosures

| Climate-related disclosure requirements | | Index |
|---|---|---|
| Governance | / | Addressing Climate Change |
| Strategy | Climate-related risks and opportunities | Addressing Climate Change |
| | Business model and value chain | Addressing Climate Change |
| | Strategy and decision-making | Addressing Climate Change |
| | Financial position, financial performance and cash flows | During the Reporting Period, climate-related risks and opportunities did not have a material impact on Tuya's financial position, financial performance, or cash flows, taking in to consideration of Company's investment and disposal plans.<br>In the absence of any significant changes to the Company's operational footprint and business scope, and based on the results of our climate scenario analysis, we believe that climate-related risks and opportunities are also unlikely to have a material financial impact on Tuya in the future. |
| | Climate resilience | Addressing Climate Change |
| Risk Management | / | Addressing Climate Change |
| Indicators and Objectives | Greenhouse gas emissions | Addressing Climate Change |
| | Climate-related transition risks | The results of the climate scenario analysis indicate that climate-related risks and opportunities will not have a material impact on Tuya's assets or business activities. |
| | Climate-related physical risks | |
| | Climate-related opportunities | |
| | Capital deployment | |
| | Internal carbon prices | Given Tuya's current business profile and carbon emissions characteristics, the Company does not currently consider the application of carbon pricing necessary. |
| | Remuneration | Addressing Climate Change |
| | Industry-based metrics | Addressing Climate Change |
| | Climate-related targets | Addressing Climate Change<br>Tuya currently does not plan to use carbon credits to offset greenhouse gas emissions to achieve target. |
| | Applicability of cross-industry metrics and industry-based metrics | Not applicable |

# Appendix II: ESG Performance

## Environment

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Gross waste water discharge | $m^3$ | 2,833.0 | 2,972.8 | 2,818.0 |
| Wastewater discharge intensity | $m^3$/USD million | 12.3 | 10.0 | 8.76 |
| Gross hazardous waste | Tonnes | 0.1 | 0.1 | 0.04 |
| Hazardous waste generation intensity | Tonnes/USD million | 0.0003 | 0.0004 | 0.0001 |
| Gross non-hazardous waste discharge | Tonnes | 50.4 | 43.6 | 42.8 |
| *Recyclable waste* | Tonnes | 0 | 0.4 | 0.3 |
| *Non-recyclable waste* | Tonnes | 50.4 | 43.2 | 42.5 |
| Non-hazardous waste generation intensity | Tonnes/USD million | 0.2 | 0.2 | 0.1 |
| Gross GHG emissions[14] | Tonnes of $CO_2$ equivalent | 1,367.6 | 1,489.1 | 41,879.9 |
| Scope 1 GHG emissions | Tonnes of $CO_2$ equivalent | 0 | 0 | 0.01 |
| Scope 2 GHG emissions | Tonnes of $CO_2$ equivalent | 1,367.6 | 1,489.1 | 1,329.3 |
| Scope 3 GHG emissions | Tonnes of $CO_2$ equivalent | / | / | 40,550.6 |
| GHG emissions intensity (Scope 1 + Scope 2) | Tonnes of $CO_2$ equivalent/ USD million | 6.0 | 5.0 | 4.1 |
| Purchased electricity | MWh | 2,399.2 | 2,542.8 | 2,505.3 |
| Energy consumption intensity | MWh/USD million | 10.4 | 8.5 | 7.8 |
| Water consumption[15] | $m^3$ | 3,148.0 | 3,303.1 | 3,131.0 |
| Water consumption per unit of operating revenue | $m^3$/USD million | 13.7 | 11.1 | 9.7 |

[14] In 2025, the Company added Scope 3 greenhouse gas emissions to its GHG calculation, and the total GHG emissions therefore newly include Scope 3 emissions.

[15] Excluding water consumption at the Shenzhen office.

# Social

## Employee Composition

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Total number of employees | persons | 1,454 | 1,425 | 1,429 |
| Number of employees by employment type | | | | |
| Full-time employees | persons | 1,453 | 1,408 | 1,398 |
| Contract employees | persons | 1 | 17 | 31 |
| Number of full-time employees by gender | | | | |
| Male | persons | 1,000 | 976 | 969 |
| Female | persons | 453 | 432 | 429 |
| Number of full-time employees by age | | | | |
| ＜30 | persons | 339 | 276 | 312 |
| 30-50 | persons | 1,109 | 1,126 | 1,081 |
| ⩾ 50 | persons | 1 | 2 | 2 |
| Unknown | persons | 4 | 4 | 3 |
| Number of full-time employees by region | | | | |
| Mainland China | persons | 1,433 | 1,396 | 1,387 |
| Hong Kong, Macao and Taiwan regions | persons | 1 | 1 | 4 |
| Overseas regions | persons | 19 | 11 | 7 |
| Number of full-time employees by rank | | | | |
| Senior-level management | persons | 20 | 19 | 20 |
| Middle-level management | persons | 57 | 55 | 54 |
| Primary-level management | persons | 179 | 156 | 135 |
| General employees | persons | 1,197 | 1,178 | 1,189 |
| Number of full-time employees by ethnic group | | | | |
| Han | persons | 1,397 | 1,355 | 1,347 |
| Ethnic minority | persons | 37 | 39 | 42 |
| Unknown | persons | 19 | 14 | 9 |
| Number of employees in management by ethnic group | | | | |
| Han | persons | / | 223 | 203 |
| Ethnic minority | persons | / | 6 | 5 |
| Unknown | persons | / | 1 | 1 |

## New Employees

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Total number of new employees | persons | 134 | 196 | 363 |
| Average recruitment cost | RMB | 10,089 | 7,455 | 9,368 |
| Number of new employees by gender | | | | |
| Male | persons | 88 | 149 | 250 |
| Female | persons | 46 | 47 | 113 |
| Number of new employees by age | | | | |
| ＜30 | persons | 54 | 114 | 276 |
| 30-50 | persons | 80 | 82 | 86 |
| ⩾ 50 | persons | 0 | 0 | 1 |
| Number of new employees by region | | | | |
| Mainland China | persons | 126 | 195 | 358 |
| Hong Kong, Macao and Taiwan regions | persons | 0 | 0 | 3 |
| Overseas regions | persons | 8 | 1 | 2 |
| Number of new employees by rank | | | | |
| Senior-level management | persons | 0 | 0 | 1 |
| Middle-level management | persons | 3 | 3 | 2 |
| Primary-level management | persons | 5 | 2 | 4 |
| General employees | persons | 126 | 191 | 356 |
| Number of new employees by ethnic group | | | | |
| Han | persons | 121 | 183 | 342 |
| Ethnic minority | persons | 6 | 11 | 18 |
| Unknown | persons | 7 | 2 | 3 |

## Diversity

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Proportion of female employees in the primary-level management | % | 24.0 | 24.4 | 23.7 |
| Proportion of female employees in the middle-level management | % | 40.4 | 40.0 | 42.6 |
| Proportion of female employees in the senior-level management | % | 20.0 | 15.8 | 20.0 |
| Proportion of female employees in revenue-generating positions | % | 27.9 | 33.2 | 27.0 |
| Proportion of female employees in STEM-related positions | % | 20.1 | 19.9 | 19.1 |

## Employee Turnover

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Voluntary turnover rate | % | 12.5 | 10.4 | 9.9 |
| Overall turnover rate | % | / | 19.0 | 20.5 |
| **Turnover by gender** | | | | |
| Male | % | 13.3 | 10.0 | 10.8 |
| Female | % | 10.6 | 11.1 | 7.9 |
| **Turnover by region** | | | | |
| Mainland China | % | 12.4 | 10.0 | 9.9 |
| Hong Kong, Macao and Taiwan regions (China), and overseas regions | % | 14.6 | 33.3 | 8.7 |
| **Turnover by age** | | | | |
| ＜30 | % | 17.7 | 18.6 | 19.7 |
| 30-50 | % | 10.3 | 8.1 | 7.2 |
| ⩾ 50 | % | 0.0 | 0.0 | 50.0 |
| **Turnover by ethnic group** | | | | |
| Han | % | / | / | 9.5 |
| Ethnic minority | % | / | / | 19.8 |
| Unknown | % | / | / | 17.4 |
| **Turnover by rank** | | | | |
| Senior-level management | % | 0 | 5.1 | 0 |
| Middle-level management | % | 1.6 | 10.7 | 11.0 |
| Primary-level management | % | 6.0 | 3.6 | 4.8 |
| General employees | % | / | 11.4 | 10.6 |

## Health and Safety

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Number of work-related fatalities | persons | 0 | 0 | 0 |
| Number of lost-days as a result of work injures | days | 65 | 27 | 67 |
| Employee absenteeism rate | % | 0.4 | 0.2 | 0.2 |

## Development and Training

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Proportion of employees receiving training | % | 94.4 | 94.3 | 98.6 |
| Average employee training cost | RMB | / | 2,300 | 2,200 |
| **The percentage of employees trained by gender** | | | | |
| Male | % | 94.3 | 94.4 | 97.2 |
| Female | % | 94.6 | 94.1 | 98.0 |
| **The percentage of employees trained by rank** | | | | |
| Management | % | 93.1 | 90.0 | 97.2 |
| General employees | % | 94.6 | 98.1 | 100.0 |
| **The percentage of employees trained by age** | | | | |
| ＜30 | % | / | 96.8 | 100.0 |
| 30-50 | % | / | 93.8 | 99.0 |
| ⩾ 50 | % | / | 75.0 | 100.0 |
| **The percentage of employees trained by region** | | | | |
| Mainland China | % | / | 94.9 | 100.0 |
| Hong Kong, Macao and Taiwan regions | % | / | 0 | 75.0 |
| Overseas regions | % | / | 57.9 | 86.0 |
| **The percentage of employees trained by ethnic group** | | | | |
| Han | % | / | 95.0 | 98.0 |
| Ethnic minority | % | / | 92.3 | 100.0 |
| **Employee training participation** | | | | |
| The average training hours of employees | hours | 7.1 | 8.9 | 8.0 |
| **The average training hours of employees by gender** | | | | |
| Male | hours | 6.6 | 9.0 | 8.0 |
| Female | hours | 8.0 | 8.7 | 8.1 |

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| **The average training hours of employees by rank** | | | | |
| Management | hours | 6.6 | 6.1 | 6.2 |
| General employees | hours | 7.2 | 9.0 | 9.0 |
| **The average training hours of employees by age** | | | | |
| < 30 | hours | / | 14.8 | 13.9 |
| 30-50 | hours | / | 7.4 | 7.6 |
| ⩾ 50 | hours | / | 5.6 | 8.0 |
| **The average training hours of employees by regions** | | | | |
| Mainland China | hours | / | 8.9 | 8.0 |
| Hong Kong, Macao and Taiwan regions | hours | / | 0 | 15.0 |
| Overseas regions | hours | / | 6.0 | 12.0 |
| **Training hours and training costs by training type** | | | | |
| Average training hours per employee for general training | hours | / | / | 5.1 |
| Average training hours per employee for professional training | hours | / | / | 3.0 |
| Average training cost per employee for general training | RMB | / | / | 2,105.0 |
| Average training cost per employee for professional training | RMB | / | / | 95.0 |
| **The average training hours of employees by ethnic group** | | | | |
| Han | hours | / | 8.9 | 8.0 |
| Ethnic minority | hours | / | 10.5 | 13.2 |

## Employee Compensation

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Gender gap in average base salary (Male vs. Female) | % | / | 29.7 | 27.8 |
| Gender gap in median base salary (Male vs. Female) | % | / | 27.6 | 28.6 |
| Gender gap in average cash incentives (Male vs. Female) | % | / | 35.8 | 26.5 |
| Gender gap in median cash incentives (Male vs. Female) | % | / | 46.2 | 30.1 |

## Other Employee Metrics

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Percentage of employees covered by collective bargaining agreements | % | / | 98.2 | 98.2 |
| Percentage of employee representatives | % | 7.10 | 7.4 | 9.2 |
| Total weeks of paid parental leave utilized by employees | weeks | / | 415.3 | 1,192.9 |
| Total weeks of paid family/caregiver leave utilized by employees | weeks | / | 281.2 | 195.9 |
| Number of operating sites where human rights remediation measures were implemented | / | / | / | 0 |

## Philanthropy

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Charitable donations (monetary) | RMB 10,000 | 90 | 73 | 21 |

## Privacy & Data Security

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| ISO 27001 Certification coverage | % | / | 100.0 | 100.0 |
| Customer privacy data breach incidents | case | / | 0 | 0 |
| Total number of individuals affected by information security or cybersecurity incidents | persons | / | 0 | 0 |

## Customer Services

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Number of product and service-related complaints received | case | 39 | 10 | 15 |
| Complaint resolution rate | % | 100.0 | 100.0 | 100.0 |
| Complaint response rate | % | 100.0 | 100.0 | 100.0 |

## Supply Chain Management

| Indicators | Unit | 2023 | 2024 | 2025 |
|---|---|---|---|---|
| Total number of suppliers | / | 902 | 1,101 | 1,812 |
| **Number of suppliers by region** | | | | |
| Mainland China, and Hong Kong, Macao and Taiwan regions | / | 779 | 969 | 1,604 |
| Overseas regions | / | 123 | 132 | 208 |

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